EXHIBIT 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2023

DATED MARCH 28, 2024

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

PRELIMINARY NOTES	3
CORPORATE STRUCTURE	6
GENERAL DEVELOPMENT OF THE BUSINESS	7
DESCRIPTION OF THE BUSINESS	11
MINERAL RESOURCE ESTIMATES	20
MATERIAL MINERAL PROJECTS	20
RISK FACTORS	21
DIVIDENDS	32
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	33
MARKET FOR SECURITIES	33
DIRECTORS AND OFFICERS	34
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	36
CONFLICTS OF INTEREST	37
PROMOTERS	37
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	37
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	38
TRANSFER AGENT AND REGISTRAR	38
MATERIAL CONTRACTS	38
NAMES AND INTERESTS OF EXPERTS	38
AUDIT COMMITTEE INFORMATION	39
ADDITIONAL INFORMATION	40

APPENDIX “A” - DEFINITIONS, TECHNICAL TERMS, ABBREVIATIONS	A1
APPENDIX “B” - AUDIT COMMITTEE CHARTER	B1
APPENDIX “C” - MATERIAL MINERAL PROJECTS	C1

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PRELIMINARY NOTES

Effective Date of Information

All information in this annual information form (this “AIF”) of Avino Silver & Gold Mines Ltd.  (“Avino” or the “Company”) is as at December 31, 2023, unless otherwise indicated. This AIF is dated March 28, 2024.

Additional Information

Additional information is provided in the Company’s audited consolidated financial statements for the years ended December 31, 2023 and 2022 (the “2023 Annual Financial Statements”) and Management’s Discussion and Analysis dated March 20, 2024 for the year ended December 31, 2023 (the “2023 Annual MD&A”), each of which has been filed on the Company’s profile on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) (www.sedarplus.ca). Additional information, including directors’ and officers’ remuneration and indebtedness and information concerning the principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, will be contained in the Company’s Management Information Circular to be filed in connection with its upcoming annual meeting of shareholders for 2024 (the “2024 Circular”). This information, including the 2023 Annual MD&A and the 2023 Annual Financial Statements, and other additional information relating to the Company may be found in the Company's public filings with provincial securities regulatory authorities which can be found on the Company's profile on the SEDAR+ website at www.sedarplus.ca and with the U.S. Securities and Exchange Commission (the "SEC") on the Electronic Data-Gathering, Analysis and Retrieval ("EDGAR") website at www.sec.gov/edgar.html or, in the case of the 2024 Circular, will be made available in accordance with the time requirements of Canadian and U.S. securities laws.

Non-IFRS Measures

The Company has included certain non-IFRS and other financial measures, which the Company believes, that together with measures determined in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-IFRS and other financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliations and descriptions can be found under the heading, “Non-IFRS Measures” of the 2023 MD&A, which section is incorporated by reference herein and is available on SEDAR+ at www.sedarplus.ca.

Interpretation and Definitions

A glossary of certain technical terms, abbreviations and measurement conversions is set forth in Appendix “A”.

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Currency and Exchange Rate

Unless otherwise indicated, in this AIF all references to “dollar” or the use of the symbol “$” are to the United States dollar and all references to “C$” are to the Canadian dollar. The daily average exchange rate for Canadian dollars in terms of the United States dollar on December 31, 2023 and March 27, 2024 as reported by the Bank of Canada was 1.3544 and 1.3587, respectively.

United States Dollars into Canadian Dollars	2023	2022	2021
Closing	1.3226	1.3544	1.2678
Average	1.3495	1.3017	1.2537
High	1.3875	1.3856	1.2942
Low	1.3215	1.2451	1.2040

Forward‐Looking Statements

Statements contained in this AIF that are not current or historical factual statements may constitute “forward-looking information” or ‘”forward-looking statements” within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Companys securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this AIF, the words “may”, “would”, “could”, “will”, intend, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this AlF and its appendices describe expectations as at the date hereof; and (ii) actual results and events could differ materially from those expressed or implied. Capitalized terms used but not defined in this “Forward-Looking Statements”section of the AIF shall have the meaning ascribed to such term elsewhere in the AIF.

Specific forward-looking statements in this AIF include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral resources; the realization of mineral resource estimates; the impairment of mineral properties and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities.

With respect to underground development improvements, equipment procurement and the drilling program and expected results thereof; material uncertainties that may impact the Company’s liquidity in the short term; the effects of COVID-19; changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; the Company’s ability to operate mine; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; the suspension of certain operating metrics such as cash costs and all-in sustaining costs; the liquidity of the Common Shares; and other events or conditions that may occur in the future.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

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Some of the risks and other factors (some of which are beyond the Company’s control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this AIF include, but are not limited to: risks associated with market fluctuations in commodity prices; risks related to changing global economic conditions, which may affect the Company's results of operations and financial condition including risks related to mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention; the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company’s relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks relating to climate change and the legislation governing it.

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this AIF represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this AIF are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this AIF are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward- looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the AIF. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

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CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated by Memorandum of Association under the laws of the Province of British Columbia on May 15, 1968, and on August 22, 1969, by virtue of an amalgamation with Ace Mining Company Ltd., became a public company whose common shares are registered under the Exchange Act, changing its name to Avino Mines & Resources Limited.  On April 12, 1995, the Company changed its corporate name to International Avino Mines Ltd., and on August 29, 1997, the Company changed its corporate name to Avino Silver & Gold Mines Ltd., its current name, to better reflect the business of the Company of exploring for and mining silver and gold.

The Company is a reporting issuer in all Provinces of Canada, except for Quebec, a foreign private issuer in the United States, and is listed on the Toronto Stock Exchange, under the symbol “ASM”, on the NYSE-American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.  The principal executive office of the Company is located at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, and its telephone number is 604-682-3701.

The Company is a natural resource company primarily engaged in the extracting and processing of silver and to a lesser extent, gold and copper and the acquisition and exploration of natural resource properties.  The Company’s principal business activities have been the exploration for and extracting and processing of silver, gold and copper at mineral properties located in the State of Durango, Mexico.  To a lesser extent, the Company also owns other exploration and evaluation assets in British Columbia, Canada.

Our Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ASM.TO”, on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Inter-Corporate Relationships

The organizational chart below indicates the inter-corporate relationships between the Company and its material subsidiaries (and includes their jurisdiction of organization) as of the date hereof. Unless otherwise indicated, all such subsidiaries are wholly owned.

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GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

In Durango, Mexico, the Company operates the Avino Mine which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico (the “Avino Property”), after declaring commercial production effective July 1, 2015. As of today, the Company continues to produce from the Avino Mine. Also in Durango, the Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V . (“La Preciosa”), a Mexican corporation which owns the La Preciosa property in Durango, Mexico (the “La Preciosa Property”), located approximately 20 kms southwest of the Avino Property.

Avino’s remaining Mexican properties, as well as its Canadian properties, are all in the exploration stage. In order to determine if a commercially viable mineral deposit exists in any of these properties, further geological work will need to be done, and based upon the results of that work a final evaluation will need to be made to conclude on economic and legal feasibility. The Company is currently focusing on extracting and processing resources at the Avino  Property and continuing to advance the La Preciosa Property. The Company’s other Canadian properties are not deemed to be material and have been optioned to Endurance Gold Corporation, or have been sold. (see: Three Year History- Fiscal 2022 and Fiscal 2023 below for further details).

Three Year History

Fiscal 2021

On January 13, 2021, the Company announced an updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico. The updated estimate includes the Avino Property’s Avino Mine (Elena Tolosa – “ET”) vein systems, the San Gonzalo Mine, and the Avino Property’s Oxide Tailings.

On January 29, 2021, the Company announced that it had entered into a sales agreement with Cantor Fitzgerald & Co. (the “Designated Agent”), H.C. Wainwright & Co., LLC, Roth Capital Partners, LLC, and A.G.P./Alliance Global Partners (collectively, with the Designated Agent, the “Agents”), as agents or as principals, for the distribution of the Offered Shares in the United States up to the aggregate sales amount of $25.0 million (the “Maximum Amount”), in accordance with the terms of the Sales Agreement (the “Offering” or the “ATM”). Pursuant to the Offering, during fiscal 2021, the Company sold, through the Designated Agent, approximately 10.3 million common shares at average price per share of $1.87 for gross proceeds of approximately $19.2 million.

On August 3, 2021, the Company announced that mining operations had restarted at its Avino Mine.

On October 27, 2021, the Company announced that it has entered into a share purchase agreement (the “La Preciosa Transaction”) with Coeur Mining Inc. (“Coeur”) to acquire through the purchase of shares of certain holding companies, the La Preciosa Property.  The La Preciosa Property is located adjacent to the Avino Mine in the state of Durango, Mexico.  The La Preciosa Transaction closed on March 21, 2022.

The Company acquired the La Preciosa property for consideration of $20,000,000, of which $15,000,000 was paid at the closing of the La Preciosa Transaction and the remaining $5,000,000 was payable pursuant to a non-interest bearing promissory note, which was paid before the first anniversary of the closing date.

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Avino also issued to Coeur 14,000,000 common shares and share purchase warrants which were exercisable to acquire up to 7,000,000 common shares at $1.09 per share until September 23, 2023.

Additional cash consideration of $8.75 million will be payable by the Company to Coeur within 12 months of initial production of the La Preciosa Property.  Avino may elect to pay up to half of the contingent cash consideration in Avino shares, subject to certain limitations. Coeur will retain ownership of a 1.25% net smelter royalty on the Gloria and Abundancia areas of the La Preciosa Property, and a 2.00% gross value royalty on all areas of the La Preciosa Property, other than the Gloria and Abundancia areas.  The Company has also agreed to pay Coeur $0.25 per silver equivalent ounce (subject to inflationary adjustment) of new mineral reserves (as defined by NI 43-101) discovered and declared outside of the current mineral resource area at the La Preciosa Property, subject to a cap of $50 million, and any such payments will be credited against any existing or future payments owing on the gross value royalty.

The completion of the La Preciosa Transaction was subject to a number of customary conditions precedent, as well as, the authorization of the Mexican Federal Economic Commission. The Toronto Stock Exchange provided approval of the project and the NYSE American approved the listing of the common shares and warrants to be issued in the La Preciosa Transaction.

Fiscal 2022

On March 21, 2022, the Company announced the closing of the La Preciosa Transaction. The La Preciosa Property hosts of one of the largest undeveloped primary silver resources in Mexico and is located adjacent to Avino’s existing operations at the Avino Property. Avino believes that the La Preciosa Transaction has a strong rationale given the close proximity of the La Preciosa Property to Avino’s existing mine and infrastructure which could yield numerous financial and operational synergies, including reducing the environmental footprint associated with the development of a stand alone La Preciosa operation.

On April 7, 2022, the Company announced the results from the Oxide Tailings Project that sits within our tailings storage facility #1 (“TSF#1”) on the Avino Property. The 2021 drill program included 110 drill holes for a total of 3,645 metres of drilling. The drilling follows up the 2015/2016 campaign for which the 2016 NI 43-101 Preliminary Economic Assessment (“PEA”) was based on, which can be found on Avino’s SEDAR profile. The drill density of the current program should be sufficient to upgrade most of the existing inferred mineral resources to the measured and indicated categories, and to potentially expand the resources. Furthermore, a comprehensive sampling program is underway for an upcoming metallurgical testing program. Once completed and assuming results are conclusive, the existing PEA will be used as the framework for an updated study with the intention of increasing confidence to the Pre-Feasibility Study level.

By an option agreement dated May 2, 2022, the Company granted Endurance Gold Corporation (“Endurance”) the right to acquire an option to earn 100% ownership of the former Minto Gold Mine, Olympic and Kelvin gold prospects contained within a parcel of crown grants and mineral claims in British Columbia, Canada (the “Olympic Claims”). The Olympic Claims are owned by Avino and are located on the north and south shores of British Columbia’s Hydro’s Carpenter Lake Reservoir in the Bridge River Valley, east of the Royal Shear trend.

Under the terms of the  option agreement, Endurance can earn a 100% interest in the Olympic Claims if they pay Avino a total cash consideration in the aggregate amount of C$100,000(of which $55,000 has been paid), issue up to a total of 1,500,000 common shares (of which 600,000 have been issued) of Endurance (the “Endurance Shares”) and incur exploration expenditures in the aggregate amount of C$300,000; all of which is to be incurred by December 31, 2024.

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In the event that Endurance earns the 100% interest, the Olympic Claims will be subject to a 2% net smelter return royalty (“NSR”), of which 1% NSR can be purchased by Endurance for C$750,000 and the remaining balance of the NSR can be purchased for C$1,000,000.

As part of the final requirement to earn its interest, Endurance agreed to grant to Avino 750,000 share purchase warrants of Endurance (“the Endurance Warrants”) by December 31, 2024, that offer Avino the option to purchase Endurance Shares for a period of three years from the date of issuance. The exercise price of the Endurance Warrants will be set at a 25% premium to the 20-day VWAP share price at the issuance date. During the option period, if Endurance is successful in defining a compliant mineral resource of at least 500,000 gold-equivalent ounces on the Olympic Claims then Endurance will be obliged to pay Avino a C$1,000,000 discovery bonus.

Any Endurance Shares or Endurance Warrants issued under the option agreement will be subject to a four-month and a day hold period on issuance in accordance with applicable securities legislation.

Fiscal 2023

On July 5, 2023, the Company released the results of three holes from below Level 17, the current deepest workings at the ET area of the Avino system. Drill Hole ET-23-13 showed 44.40 metres true width of mineralization and is a step-out 50 metres to the west of Avino’s most westerly drill hole at 200 metres downdip below Level 17. This mineralized intercept is exceptionally wide and has very high silver, gold and copper grades. The vein system continues to be open along strike and at depth.

On September 14, 2023, the Company released the results of four additional holes from below Level 17, the current deepest workings at the Elena Tolosa (“ET”) area of the Avino system. These latest deep step-out holes test the SW extent of the robust Avino vein, and one infill hole was drilled to confirm local continuity. This drilling follows the continuity of the steeply dipping mineralization and aids in understanding the deep source of the mineralization. The Company is looking at the potential geometry and controls of the mineralization to come up with a model. Avino has completed its planned and budgeted drilling program for the year by drilling 7,545 metres in 13 drill holes. Our geologists on site are working through the recommendations made by our consulting geologists to study the potential of the entire ore body. The 2023 results will be reviewed to determine exploration plans and budget for 2024. The drill holes hits substantial widths at grades well above our current cut-off grades for mining.

The dry stack tailings facility has been fully operational for a year. The conveyor system is installed and is currently transporting the pressed dry residues to the disused Avino open pit area. A tab is now available on our website that provides further information on our tailings management system, along with a video (in Spanish) from the minesite that can be viewed.  In addition, a selection of short videos of the facility in operation can be viewed under Videos and Media.

During the year ended December 31, 2023, the Company sold its 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle Property, to  a subsidiary of Hecla Mining Company, for cash consideration of C$250,000.

Corporate Social Responsibility (CSR) Award

In August 2023, the Company announce that it has received for the first time, the ESR “Empresa Socialmente Responsible ESR 2022” Award granted by the Mexican Center for Philanthropy (El Centro Mexicano para la Filantropia or Cemefi, and the Alliance for Corporate Social Responsibility (Alizanza por la Responsabilidad Social Empresarial or (AliaRSE)).

The ESR® Award is obtained through a diagnostic process based on indicators reviewed and endorsed annually by a committee of experts in the various CSR areas, supported with documentary evidence, an assessment differentiated by company size and by maturity levels, and an external verification process.

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Recent Developments

On February 5, 2024, the Company released the results of the Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango Mexico (the “Report”) prepared in accordance with National Instrument 43-101 – Standard for Disclosure for Mineral Projects with a NPV US$98 million (pre-tax) and US$61 million (post-tax) at a 5% discount rate, IRR 35% (pre-tax) and 26% (post-tax), proven and probable mineral reserves of 6.70 million tonnes at a silver and gold grade of 55 g/t and 0.47 g/t respectively, over a 9-year LOM in respect of the existing oxide tailings. The completion of the Report is a milestone in our 5-year growth plan to become an intermediate silver producer in Mexico.

On January 9, 2024, the Company announced that it had signed a long-term land-use agreement with a local community for the development of La Preciosa in Durango, Mexico. La Preciosa hosts one of the largest undeveloped primary silver resources in Mexico and is located approximately 19 kilometres from the current Avino Mine production operations. With this long-term land-use agreement in place, the Company will start planning to commence hauling of old surface stockpiles of material to our mill at the Avino Mine for processing. In addition, the Company will now begin the filing of the environmental permit for underground extraction. The La Preciosa mine represents a key pillar in Avino’s transformational growth strategy.

DESCRIPTION OF THE BUSINESS

Summary

The Company is engaged in the evaluation, acquisition, exploration, development and operation of precious metals and polymetallic mineral properties, primarily those already producing or with the potential for near- term production. The Company’s geographic focus is Mexico. The Company owns and operates the Avino Mine on the Avino Property in Durango, Mexico and owns the La Preciosa Property in Durango, Mexico.

Principal Product

The Company produces copper concentrates containing silver, gold and copper. The Company believes that because of the availability of alternate processing and commercialization options for its concentrates, it is not dependent on a particular purchaser with regard to the sale of its products. However, the company has entered into a long-term concentrate sales agreement with Samsung C&T U.K Limited for the sale of Avino’s concentrates at the Avino Mine.

Production

The Company operates the 100% owned Avino Mine on the Avino Property located near in the State of Durango, Mexico. The Company previously produced a silver-gold concentrate from the San Gonzalo Mine on the same property; however, in 2019, the Company ceased production operations at San Gonzalo to focus on the Avino Mine.

The Avino Mine produces a copper concentrate containing copper, silver and gold. Ore mined at the Avino Mine is milled on the Avino Property.

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Consolidated Results and Developments

Financial Results – in 000s

	2023	2022	2021
Revenue from mining operations	43,889	$44,187	$11,228
Cost of sales	36,070	29,125	7,681
Mine operating income	7,819	15,062	3,547

Operating expenses
General and administrative expenses	5,620	5,156	3,566
Share-based payments	2,269	2,024	1,469
Income (loss) before other items	(70)	7,882	(1,488)

Other items
Interest and other income	414	20	178
Unrealized gain (loss) on long-term investments	(931)	(2,103)	(423)
Fair value adjustment on warrant liability	478	2,395	1,581
Realized loss on warrants exercised	-	-	(1,106)
Unrealized Foreign exchange gain (loss)	110	(17)	(61)
Project evaluation expenses	-	(81)	(176)
Finance cost	(81)	(273)	(52)
Accretion of reclamation provision	(49)	(44)	(47)
Interest expense	(381)	(99)	(24)
Income (loss) from continuing operations before income taxes	(510)	7,680	(1,618)
Income taxes:
Current income tax expense	527	(1,144)	(27)
Deferred income tax (expense) recovery	525	(3,440)	(412)
Income tax (expense) recovery	1,052	(4,584)	(439)
Net income (loss)	542	3,096	(2,057)

Other comprehensive income (loss)
Currency translation differences	15	(254)	(159)
Total comprehensive income (loss)	557	$2,842	$(2,216)
Earnings (loss) per share from continuing operations
Basic & Diluted	$0.00	$0.03	$(0.02)
Earnings (loss) per share
Basic & Diluted	$0.00	$0.03	$(0.02)
Weighted average number of common shares outstanding
Basic	121,261,696	114,372,371	100,161,357
Diluted	125,346,674	117,615,898	100,161,357

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Financial Results – Year ended December 31, 2023, compared to year ended December 31, 2022

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $43.9 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to $44.2 million revenues for year ended December 31, 2022, a decrease of $0.3 million. The sales are in line with prior year as a result of higher realized metal prices in 2023, primarily for gold and silver, partially offset by lower payable silver equivalent ounces sold in the current period of 2.08 million, compared to 2.45 million in 2022. This was a result of mine production in areas of lower feed grade, resulting in lower recoveries and fewer ounces produced in the current year compared to 2022. The decrease was partially offset by higher realized metal prices for silver and gold in the current year.

Metal prices for revenues recognized during the period were $23.46 per ounce of silver, $1,953 per ounce of gold, and $8,439 per tonne of copper, compared to $21.51, $1,788, and $8,552, respectively, for the same period in 2022.

Cost of Sales & Mine Operating Income

Cost of sales was $36.1 million, compared to $29.1 million in 2022, an increase of $7.0 million. The increase in cost of sales is partially attributable to 14% higher milled tonnes during 2023 compared to 2022, as well as 24% higher mined tonnes in the same period, which resulted in higher overall overhead costs despite lower ounces sold in the current year when compared to 2022. The increase is also attributable to a stronger Mexican peso during the period, which directly impacted labour and contractor costs. The Company prides itself in operating primarily with local workers and contractors for its mining operations.

Mine operating income, after depreciation and depletion, was $7.8 million, compared to $15.1 million in 2022. The decrease in mine operating income is a result of the increased cost of sales noted above. Further, unit costs were directly impacted due to a stronger Mexican Peso, especially labour and contractor costs. These increases were partially offset by higher realized metal prices during 2023 compared to 2022, as noted above.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $5.6 million, compared to $5.2 million during the corresponding period in 2022, with the increases primarily due to  additional professional fees incurred following the inclusion of La Preciosa into ongoing operations.

Share-based payments was $2.3 million, compared to $2.0 million for the same period in 2022, an increase of $0.3 million. The increase is a direct result of the timing of option and RSU grants, and fluctuations in share price on the date of issuance.

Other Items

Other Items totaled loss of $0.4 million for the period, a change of $0.2 million compared to $0.2 million in 2022.

Unrealized loss on long-term investments was $0.9 million, a positive movement of $1.2 million compared to a loss of $2.1 million in 2022. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources , and to a less extent, the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold Corp.

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Fair value adjustment on warrant liability was a gain of $0.5 million, a decrease to income of $1.9 million compared to a gain of $2.4 million in 2022. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility. All US dollar-denominated warrants expired in September 2023.

Interest expense for the period was $0.4 million, a change of $0.3 million compared to an expense of $0.1 million in the comparable period of 2022. The increase in interest expense is mainly attributable to new mining equipment acquired under leases during 2023.

Foreign exchange gain for the period was $0.1 million, a change of $0.1 million compared to a loss of Nil in the comparable period of 2022. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During both periods, the Canadian dollar and the US dollar depreciated in relation to the Mexican peso, resulting in a foreign exchange loss.

The remaining Other Items resulting in a gain of $0.3 million for the year ended December 31, 2023 and a loss of $0.2 million for the year ended December 31, 2022.

Current and Deferred Income Taxes

Current income tax recovery was $0.5 million in 2023, a change of $1.6 million compared to $1.1 in income tax expense for the comparable period of 2022. The movements are a result of higher profits generated in 2022, resulting in increased income tax expense, whereas in 2023, the Company was in a recovery position as a result of less profitable mining operations in the early part of the year.

Deferred income tax recovery was $0.5 million, a change of $3.9 million compared to a tax expense of $3.4 million in 2022. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income/Loss

Net income was $0.5 million for the period, or $0.00 per share, compared to income of $3.1 million, or $0.03 per share during comparable period of 2022. The changes are a result of the items noted above, which are primarily increases in cost of sales resulting in a decrease of mine operating income, slight increases in general and administrative expenses and share-based payments. Net income was further impacted by movements in unrealized foreign exchange, fair value adjustments on the warrant liability, and a decreased unrealized loss on investments, as noted above.

Financial Results – Year ended December 31, 2022, compared to year ended December 31, 2021

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $44.2 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to revenues of $11.2 million for year ended December 31, 2021, an increase of $33.0 million, or 294%. The increase is a direct result of a full year of revenues during 2022 compared to only 4 months of revenues in 2021, following the restart of mining operations in August 2021. The Company sold 2.45 million silver equivalent payable ounces in 2022, compared to 525 thousand silver equivalent payable ounces in 2021, representing an increase of 367%.

The increase in revenues were partially offset by lower metal prices in 2022 compared to 2021. Metal prices for revenues recognized during the period were $21.51 per ounce of silver, $1,788 per ounce of gold, and $8,552 per tonne of copper, in the prior year quarter, compared to $23.18, $1,802, and $9,524, respectively, for the same period in 2021.

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Cost of Sales & Mine Operating Income

Cost of sales was $29.1 million, compared to $7.7 million in 2021, an increase of $21.4 million, or 278%. The increase in cost of sales is inline with the increase in ounces sold and revenues noted above and is directly attributable to mining operations being active during the full year ended December 31, 2022.

In 2022, tonnes milled increased by 228%, and total silver equivalent ounces produced increased by 215%, when compared to 2021. This is a direct result of full mining operations for the twelve-month period in 2022 when compared to four months of production mining operations in 2021. Further, a write down of equipment was recorded for the period totaling $0.3 million, compared with $Nil in prior year.

Mine operating income was $15.1 million, compared to mine operating income of $3.5 million, an increase of $11.6 million. This is a direct result of the items noted above.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $5.1 million, compared to $3.6 million in 2021, with the increases coming from the increased corporate activity surrounding ramp up procedures and the acquisition of La Preciosa.

Share-based payments was $2.0 million, compared to $1.5 million in 2021, an increase of $0.5 million. Movements in share-based payments are a direct result of the 2022 option and RSU grants carrying a higher expense when compared to the vesting of option and RSU issuances from 2020 and prior years, as well as the fact that there were no grants in 2021.

Other Items

Other Items totaled $0.2 million in losses for the period, an increase of $0.1 million compared to a loss of $0.1 million related to other items in the comparable period in 2021.

Unrealized loss on long-term investments was $2.1 million, an increase of $1.7 million compared to a loss of $0.4 million in 2021. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources, as well as the Company’s investment in shares of Silver Wolf Exploration.

Fair value adjustment on warrant liability was a gain of $2.4 million, a favourable change of $0.8 million compared to a gain of $1.6 million in 2021. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

Realized loss on warrants exercised was $Nil, a positive movement of $1.1 million compared to $1.1 million in 2021. During the current period, no warrants were exercised compared to 1.0 million warrants exercised in the comparable period in 2021.

Finance costs totaled $0.3 million in losses for the year, an increase of $0.2 million compared to a loss of $0.1 million in 2021. This is a direct result of the unwinding of the fair value adjustment on the note payable, which was issued in Q1 2022. There were no corresponding fair value adjustments to notes payable in 2021.

The remaining Other Items resulted in a loss of $0.2 million, fairly unchanged compared to a loss of $0.1 million for the same remaining Other Items in 2021.

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Current and Deferred Income Taxes

Current income tax expense increase to $1.1 million compared to under $0.1 million in income tax expense for the prior year period. Given the return to profitable mining operations, the higher amount of current income tax expenses in 2022 is a result of income generated in the current period and relates primarily to the special mining duties tax on profits in Mexico.

Deferred income tax expense was $3.4 million, a change of $3.0 million compared to an expense of $0.4 million for the comparable period in 2021. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income/Loss

Net income from all operations was $3.1 million for the period, or $0.03 per share, compared to a loss of $2.1 million, or $0.02 per share during the comparable period in 2021. The changes are a result of the items noted above, which are primarily increases in revenues and mine operating income, and movements in the fair value adjustment of the warrant liability and realized loss on warrants exercised. The positive movement in net income/loss was partially offset by increases to share-based payments, an increase to general and administrative expenses and an increased unrealized loss on investments, as well as increased current and deferred income tax expense, as noted above.

Statement of Financial Position

(000’s)	December 31, 2023	December 31, 2022	December 31, 2021
Cash	$ 2,688	$ 11,245	$ 24,765
Total current assets	23,535	25,585	35,478
Total assets	128,340	121,196	86,278
Total current liabilities	13,808	16,764	3,843
Total liabilities	22,339	23,175	7,771
Share capital	151,688	145,515	129,953
Accumulated deficit	(51,423)	(52,096)	(55,953)
Total equity	106,001	98,021	78,507

Cash and current assets have decreased year over year, as a result of the acquisition of La Preciosa, as well as capital re-investment into mining operations at Avino and exploration expenditures. As a result of these capital acquisitions, total assets have increased year over year.

Total current liabilities decreased in 2023 compared to 2022 as a result of the repayment of the $5 million note payable arising from the La Preciosa acquisition that closed during 2022, as well as reductions in taxes payable and the expiration of the warrants associated with the warrant liability. The decrease was partially offset by an increase in accounts payable and accrued liabilities and the current portion of finance lease obligations.

Current and total liabilities had increased in 2022 from 2021 as a result of the addition of the aforementioned $5 million note payable, as well as increases to accounts payable as the Company ramped up production mining activities during 2022.

Share capital and total equity increased year over year as a result of shares issued as partial consideration for the La Preciosa transaction in 2022 upon closing, as well as At The Market (“ATM”) share issuances for capital expansion purposes.

Accumulated deficit has decreased year over year as a result of profitable operations in both 2023 and 2022. Further details are available on operations in the “Financial Results” sections.

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Operating Results

Avino Mine Production Highlights

	Q4 2023	Q4 2022	Change %	FY 2023	FY 2022	Change %
Total Mill Feed (dry tonnes)	143,738	150,292	-4%	615,373	541,823	14%
Feed Grade Silver (g/t)	56	70	20%	54	62	-13%
Feed Grade Gold (g/t)	0.45	0.62	-27%	0.51	0.42	21%
Feed Grade Copper (%)	0.49	0.53	-7%	0.47	0.61	-23%
Recovery Silver (%)	87%	92%	-5%	87%	92%	-5%
Recovery Gold (%)	70%	81%	-14%	72%	78%	-8%
Recovery Copper (%)	84%	88%	-4%	83%	89%	-7%
Total Silver Produced (oz)	224,723	309,856	-27%	928,643	985,185	-6%
Total Gold Produced (oz)	1,452	2,426	-40%	7,335	5,778	27%
Total Copper Produced (lbs)	1,317,793	1,540,851	-14%	5,304,808	6,504,177	-18%
Total Silver Equivalent Produced (oz)*	558,460	770,127	-27%	2,415,232	2,655,502	-9%

*In Q4 2023, AgEq was calculated using metals prices of $23.50 oz Ag, $1,994 oz Au and $3.72 lb Cu. In Q4 2022, AgEq was calculated using metals prices of $21.18 oz Ag, $1,729 oz Au and $3.63 lb Cu. For YTD 2023, AgEq was calculated using metals prices of $23.46 oz Ag, $1,953 oz Au and $3.83 lb Cu. For YTD 2022, AgEq was calculated using metal prices of $21.75 oz Ag, $1,801 oz Au and $4.00 lb Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Additional Sales and Cost Information

HIGHLIGHTS (Expressed in US$, unless otherwise noted)	Fourth Quarter 2023	Fourth Quarter 2022	Change	Year 2023	Year 2022	Change
Operating
Tonnes Milled	143,738	150,292	-4%	615,373	541,823	14%
Silver Ounces Produced	224,723	309,856	-27%	928,643	985,195	-6%
Gold Ounces Produced	1,452	2,426	-40%	7,335	5,778	27%
Copper Pounds Produced	1,317,793	1,540,851	-14%	5,304,808	6,504,177	-18%
Silver Equivalent Ounces[1] Produced	558,460	770,127	-27%	2,415,232	2,655,502	-9%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	584,061	756,536	-23%	2,086,485	2,449,704	-15%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$15.04	$11.76	28%	$15.61	$10.34	51%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$21.67	$18.63	16%	$21.87	$17.91	22%

1. In Q4 2023, AgEq was calculated using metals prices of $23.50 oz Ag, $1,994 oz Au and $3.72 lb Cu. In Q4 2022, AgEq was calculated using metals prices of $21.18 oz Ag, $1,729 oz Au and $3.63 lb Cu. For YTD 2023, AgEq was calculated using metals prices of $23.46 oz Ag, $1,953 oz Au and $3.83 lb Cu. For YTD 2022, AgEq was calculated using metal prices of $21.75 oz Ag, $1,801 oz Au and $4.00 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce and all-in sustaining cash cost per payable ounce. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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2023

Cash costs per silver equivalent payable ounce, excluding stand-by costs, was $15.61, compared to $10.34 for the same period in 2022. The increase in cost per ounce was partially attributable to higher milled and mined tonnes of 24% and 14%, respectively, in the year ended December 31, 2023 compared to 2022, which resulted in higher overall costs despite lower ounces sold in the current period. The increase was also attributable to a stronger Mexican peso, which directly impacted labour and contractor costs, and as outlined in the “Cost of Sales & Mine Operating Income” section.

All-in sustaining cash costs per silver equivalent payable ounce was $21.87, compared to $17.91 for the same period in 2022. The increase is primarily a result of the items noted above, offset by reductions in penalties, exploration expenses and sustaining capital expenditures.

2022

Cash costs per silver equivalent payable ounce was $10.34, compared to $8.07 for the comparable period in 2021. Throughout 2022, mining activities continued to ramp-up and thus certain incremental and non-recurring costs were incurred to reach the current mill throughput. Cash costs at the Avino Mine are expected to stabilize at these levels moving forward.

All-in sustaining cash costs per silver equivalent payable ounce for the year was $17.91, compared to $24.07 in 2021. The decrease is a result of higher ounces produced and sold, with a similar level of administrative and support costs, which resulted in a decrease in overall all-in sustaining cash costs.

Employees

As of December 31, 2023, the Company had 244 employees located in Mexico and 11 employees in Canada. Certain of the Company’s senior management as well as administrative and corporate services are in Canada and are contracted by the Company through their companies or through the Company’s cost sharing agreement for overhead and corporate services with Oniva International Services Corp. However, because these people are hired through companies, they are not technically deemed employees of the Company.

In addition, the Company, from time to time, employs outside contractors on a fee‐for‐service basis.

Specialized Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, metallurgy, engineering, logistical planning and implementation of programs as well as finance and accounting and legal/regulatory compliance. While competitive conditions exist in the industry, the Company has been able to locate and retain employees and consultants with such skills and believes it will continue to be able to do so in the foreseeable future.

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Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mining companies, many of which have significant financial resources and technical facilities for the acquisition and development of, and production from, mineral interests, as well as for the recruitment and retention of qualified employees and consultants. The ability of the Company to acquire viable mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Business Cycles

The mining business is highly cyclical. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. The ultimate economic viability of the Company’s projects is related and sensitive to the market price of gold and silver as well the market price of by‐products such as ,copper. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rates, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations and other factors beyond the control of the Company.

Changes to Contracts and Economic Dependence

The Company’s cash flow is dependent on delivery of its ore concentrate to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on periodic deliveries. The Company may sell its concentrate to a metal trader while it is at the smelter in order to help manage its cash flow. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in smelter provider capabilities could severely impact the Company’s capital resources. Although the Company sells its concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

Environmental Protection

The Company’s mining, exploration and development activities are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. In all jurisdictions where the Company operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to matters including water quality, air quality, wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation. Changes in any applicable governmental regulations to which the Company is subject may adversely affect its operations. Failure to comply with any condition set out in any required permit or with applicable regulatory requirements may result in the Company being unable to continue to carry out its activities. The impact of these requirements cannot accurately be predicted.

Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. The Company uses assumptions about future costs, including inflation, prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. Details and quantification of the Company’s reclamation and closure costs are discussed in the 2023 Annual Financial Statements.

The Company is focused on strengthening monitoring, controls and disclosure of environmental issues that affect employees and the surrounding communities. Through proactive public engagement, the Company continues to gain a better understanding of the concerns of area-wide citizens and regulators and continues to work collaboratively to identify the most reasonable and cost-effective measures to address the most pressing concerns.

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Foreign Operations

As of the date hereof, substantially all of the Company’s long-term assets, comprising its mineral properties, are located in Mexico.

Tax Considerations

With current operations in Mexico, the Company is subject to the tax considerations of those jurisdictions. Certain changes to Mexican tax laws affect the Company.

During 2013, the Mexico Senate passed tax reform legislation, which took effect on January 1, 2014.  The tax reform includes an increase in the corporate tax rate from 28% to 30%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and the introduction of a mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum.  These changes may have a material impact on the Company’s future earnings and cash flows, and possibly on future capital investment decisions.

In light of the current Mexican presidential administration, it cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in the Company’s or investors’ tax liability or require changes in the manner in which the Company operates in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

MATERIAL MINERAL PROJECTS

Appendix “C” contains a summary description of the Company’s material mineral projects, namely the Avino Property (which contains the Oxide Tailings Project), and the La Preciosa Property. Certain of the scientific and technical information relating to the Company’s mineral projects in this section has been derived from the relevant technical report, entitled Oxide Tailing Project Prefeasibility Study for the Avino Property, Durango, Mexico” with an effective date of February 5, 2024 prepared by Tetra Tech Canada Inc. and Red Pennant Geoscience Corp. (the “ Report”).

The information set forth in Appendix “C” are extracts, as updated and conformed to be consistent with other disclosure within this AIF, from the Report. All scientific and technical information in Appendix “C” has also been reviewed and approved by Peter Latta, P. Eng., Vice President, Technical Services of the Company , who is a non-independent “qualified person” for the purposes of NI 43-101. Defined terms and abbreviations used in Appendix “C” relating to the various properties and not otherwise defined have the meanings attributed to them in the Report. A copy of the Report can be accessed online and is available for review on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Reference should be made to the full text of the Report for further information. The content of the Report does not form part of this AIF.

The Mineral Resource Estimates and Mineral Reserve Estimates sections below summarize the Company’s mineral resources and mineral reserves on its material mineral properties.

***

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MINERAL RESOURCE ESTIMATES

Below is a summary of current mineral resources at the Avino Property and at the La Preciosa Property (as reported in the Report) grouped into the measured, indicated and inferred categories.

The mineral resource estimates were prepared by Michael O’Brien P.Geo., Pr.Sci.Nat., who is a “Qualified Person” within the meaning of National Instrument 43-101 and who is an employee of Red Pennant Communications Corp.) and independent of Avino, as defined by Section 1.5 of NI 43-101.

Avino Property – Mineral Resources (Inclusive of Mineral Reserves, Effective Date: October 16, 2023)

Area	Category	Mass (Mt)	Average Grade				Metal Content
			AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ	Ag	Au	Cu
							(million tr oz)	(million tr oz)	(thousand tr oz)	(million lb)
Avino Mine	MEA	8.466	142.35	71.72	0.53	0.32	38.75	19.52	144.26	60.24
	IND	27.204	142.85	59.42	0.53	0.41	124.94	51.97	465.90	243.69
	M&I	35.671	142.73	62.35	0.53	0.39	163.69	71.50	610.15	303.95
	INF	19.373	112.02	45.83	0.34	0.37	69.77	28.54	212.59	158.31
La Preciosa	MEA	-	-	-	-	-	-	-	-	-
	IND	17.441	202	176	0.34	-	113.14	98.59	189.19	-
	M&I	17.441	202	176	0.34	-	113.14	98.59	189.19	-
	INF	4.397	170	151	0.25	-	24.1	21.33	35.48	-
TOTALS	MEA	8.466	142.35	71.72	0.53	0.32	38.75	19.52	144.26	60.24
	IND	44.645	165.87	104.89	0.46	0.25	238.08	150.56	655.09	243.69
	M&I	53.111	162.12	99.61	0.47	0.26	276.83	170.08	799.34	303.95
	INF	23.770	122.83	65.26	0.32	0.30	93.87	49.87	248.07	158.31

Notes:

1.	Figures may not add to totals shown due to rounding.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.

The Mineral Resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into NI 43-101 Standards of Disclosure for Mineral Projects.

4.	Mineral Resources are stated inclusive of Mineral Reserves
5.	Based on recent mining costs (Section 21.0), Mineral Resources are reported at cut-off grades 60 g/t, 130 g/t, and 50 g/t AgEQ grade for ET, San Gonzalo, and oxide tailings, respectively.
6.	AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces
7.	Metal price assumptions are shown in Table 14‑2
8.	Metal recovery is based on operational results and column testing, shown in Table 14‑2
9.	The silver equivalent was back-calculated using the formulas described in Section 14.

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MINERAL RESERVE ESTIMATES

The Mineral Reserves were estimated using both oxide and sulphide tailings and are based on Measured and Indicated Resources only. The pit design used for the estimation was at the PFS level. The ultimate pit limit was determined by the Lerchs-Grossman optimizer in Datamine™, with consideration of economic parameters and physical constraints such as pit road widths, mining bench width, and face angles for the recommended mining equipment.

The tailings material to be mined at the Avino Project was deposited upon bedrock. The visual difference between the bedrock and tailings material will allow for recovery of most of the tailings while minimizing potential dilution when mining the final bench on bedrock.

To account for this, a mining dilution of 1% and mining recovery of 99% is included within the pit optimization model.

Mineral reserves were classified based on resource categories defined during resource estimation. Measured Resources were converted to Proven Reserves, and Indicated Resources were converted to Probable Reserves. No Measured Resources were included within Probable Reserves. No Inferred Resources were included within the reserve classification.

Mineral Reserve Statement of the Avino OxideTailings Project

Reserve Category	Quantity (Million tonnes)	Average Ag Grade (g/t)	Average Au Grade (g/t)	Contained Ag Metal (Million tr. Oz)	Contained Au Metal (Thousand tr. Oz)
Proven	4.27	61	0.47	8.37	65.01
Probable	2.43	43	0.47	3.38	36.53
Total	6.70	55	0.47	11.75	101.54

Notes:

1.	The effective date of the Mineral Reserve estimate is January 16, 2024. The QP for the estimate is Junjie (Jay) Li, P.Eng. of Tetra Tech.
2.	The Mineral Reserve estimates were prepared with reference to the 2014 CIM Definition Standards (2014 CIM Definition Standards) and the 2019 CIM Best Practice Guidelines.
3.	Reserves estimated assuming open pit mining methods.
4.	Reserves are reported on a dry in-situ basis.
5.	Reserves are based on a gold price of US $1,850/tr oz., and silver price of US $22/tr oz, mining cost of US$1.00/t mined, milling costs of US$18.00/t feed, and USG&A cost of US$3.00/t feed.
6.	Mineral Reserve includes consideration for 1% mining dilution and 99% mining recovery.
7.	Ore-waste cut-off was based on US$21.00/t of NSR.

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RISK FACTORS

An investment in our common shares involves a high degree of risk and should be considered speculative.  You should carefully consider the following risks set out below and other information before investing in our common shares.  If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of our common shares could decline and all or part of your investment may be lost.

Our operations are highly speculative due to the high-risk nature of our business, which include the acquisition, financing, exploration, development of mineral properties and operation of mines.  The risks and uncertainties set out below are not the only ones we face.  Additional risks and uncertainties not currently known to us or that we currently deem immaterial, may also impair our operations.  If any of the risks actually occur, our business, financial condition and operating results could be adversely affected.  As a result, the trading price of our common shares could decline, and investors could lose part or all of their investment.  Our business is subject to significant risks and past performance is not a guarantee of future performance.

Our results of operations, cash flows and the value of our properties are highly dependent on the market prices of silver, gold and certain base metals and these prices can be volatile.

The profitability of our silver and gold mining operations and the value of our mining properties are directly related to the market price of silver, and to a lesser extent gold and base metals. The price of silver may also have a significant influence on the market price of our common shares. The market price of silver historically has fluctuated significantly and is affected by numerous factors beyond our control. These factors include supply and demand fundamentals, global or national political or economic conditions, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, silver and gold sales and loans by central banks, forward sales by metal producers, accumulation and divestiture by exchange traded funds, and a number of other factors.

We derive a significant portion of our revenue from the sale of silver and our results of operations will fluctuate as the prices of this metals change. A period of significant and sustained lower silver prices would materially and adversely affect our results of operations and cash flows. During the past fiscal year, silver prices have decreased and, in the event, mineral prices decline or remain low for prolonged periods of time; we might be unable to develop our existing exploration properties, which may adversely affect our results of operations, financial performance, and cash flows. An asset impairment charge may result from the occurrence of unexpected adverse events that impact our estimates of expected cash flows generated from our producing properties or the market value of our non-producing properties, including a material diminution in the price of silver and/or gold.

The acquisition of La Preciosa Property may impose additional risks to the Company.

 The La Preciosa Property raises potential additional risks to the Company including integrating the La Preciosa Property into the Company’s operations and the need to raise additional capital to develop, mine and operate the property.

We will be required to raise additional capital to mine our properties.

The Company is currently focusing on further defining plans to mine its Avino mineralized material, as well as further exploration of the Avino properties in Mexico. The Company will be required to raise capital to further advance the Avino Mine and its infrastructure, as well as to explore the Avino properties. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our perceived value for our properties, our prospects, metal prices, businesses competing for financing and our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. The raising of capital may have a dilutive effect on the Company’s per share book value.

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We have experienced net operating losses.

We began extracting and processing resources at levels intended by management at the San Gonzalo Mine during the fourth quarter of 2012 (ceasing operations in 2019), and at the Avino Mine in the third quarter of 2015. While we are profitable for the years ended December 31, 2023 and 2022, for the year ended December 31, 2021, we incurred net losses from continuing operations of $7,482,000. Prior to the 2013 fiscal year, we had not been profitable. There is no assurance that our operations will be profitable in the future.

Not all of our properties contain proven or probable mineral reserves, and our decision to commence extracting and processing resources at levels intended by management was not based on a study demonstrating economic recovery of any mineral reserves and is therefore inherently risky.

We have not established the presence of proven or probable mineral reserves at all of our properties.  Certain mineralized material discovered or produced by us should not be considered proven or probable reserves.

In order to demonstrate the existence of proven or probable reserves at all of our properties, it would be necessary for us to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and obtain a positive feasibility study which demonstrates with reasonable certainty that the deposit can be economically and legally extracted and produced. We have not completed a feasibility study with regard to all or a portion of any of our properties to date. Since we commenced extracting and processing resources of mineralized material at levels intended by management at the Avino Mine without a feasibility study, there is inherent uncertainty as to whether the mineralized material can be economically produced or if so, for what period of time. The absence of proven or probable reserves makes it more likely that our properties may cease to be profitable and that the money we spend on exploration and evaluation may never be recovered.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common shares or other securities convertible into or exchangeable for our common shares at prices that may not be the same as the price per share paid by investors.  We may sell shares or other securities in any other offering at a price per share that is less than the then current trading price, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common shares, or securities convertible or exchangeable into common shares, in future transactions may be higher or lower than the price per share paid by an investor.

Impact of COVID-19 on past mining operations.

Mexico was particularly impacted by the COVID-19 pandemic. The Company’s mining operations were temporarily shut-down in April 2020 first  because governmental COVID-19 quarantine and containment measures, and later in July 2020 due to a labour strike, which was resolved in October 2020.  The labour settlement agreement was approved by Mexican governmental labour authority.  Although the Company takes appropriate measures and safeguards to protect its staff from infection, these events can result in volatility and disruption to supply chains, operations, transportation, and mobility of people, which are beyond the control of the Company, and which have had and could continue to adversely affect the availability of components, supplies and materials, labour, interest rates, credit ratings, credit risk, inflation, business operations, financial markets, exchange rates, and other factors material to the Company, including in particular, the Company’s revenues and concentrate delivery schedule.

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Continuing Operations and Actual and Anticipated Impact of Health Crises

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. Any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production

In 2012 and 2015, we decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine and the Avino Mine, respectively, without preparing a pre-feasibility study or bankable feasibility study which may subject us to more risks.

We decided to begin extracting and processing resources at levels intended by management at the San Gonzalo Mine (which ceased operations during 2019) and the Avino Mine without preparing a pre-feasibility study or bankable feasibility study which is a more common practice within the mining industry and therefore may subject us to more business risks. Our decision to begin extracting and processing resources at the San Gonzalo Mine and the Avino Mine were based on limited prior historical information, bulk sample drilling programs, small pilot plant and bench scale testing. Therefore, our decision to begin extracting and processing resources at the San Gonzalo Mine and the Avino Mine were based on limited information which may or may not be representative of information regarding the mines had we otherwise prepared a more comprehensive study. In addition, basing our decision to begin extracting and processing resources on limited information may make us susceptible to risks including:

•	certain difficulties in obtaining expected metallurgical recoveries when scaling up to extracting and processing activities at levels intended by management from pilot plant scale;

•	the inability to predict the amount of minerals within an area to be mine due the limited sample drilling programs which makes it a challenge to predict our revenues;

•	the preliminary nature of mine plans and processing concepts and applying them to full scale extracting and processing activities at levels intended by management.

•	determining operating/capital cost estimates and possible variances associated with constructing, commissioning and operating the Avino facilities based on limited information;

•	that metallurgical flow sheets and recoveries are based on information at the time and may not be representative of results of the Avino Mine; and

•	that we may underestimate capital and operating costs without a comprehensive bankable feasibility study.

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Company has a limited number of customers.

The Company produces concentrates containing silver and gold.  The Company sells its concentrates to metals traders and smelters.  During the years ended December 31, 2023 and 2022, one customer accounted for more than 75% of revenues.  The Company believes that a small number of customers will continue to represent a significant portion of its total revenue.  However, the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Company’s production.  There is a risk that the Company could be subject to limited smelter availability and capacity, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Company may be subject to substantial decommissioning and reclamation costs.

The Company reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at December 31, 2023, the Company had a provision of approximately $2.195 million for future reclamation and remediation associated with the expected retirement of its mineral properties, plant, and equipment.  The present value of these reclamation provisions may be subject to change as a result of management’s estimates of ultimate decommissioning and reclamation costs, changes in the remediation technology or changes to applicable laws, regulations and interest rates.  Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change.  The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators.  If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Company’s operations are subject to political risk and government regulations

The Company’s mining, exploration and development activities are focused in Mexico and, to a lesser extent, Canada, and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Company.  In order to comply with applicable laws, the Company may be required to incur significant capital or operating expenditures.  Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction, and delays in the activities of the Company, the extent of which cannot be reasonably predicted.  Violations may require compensation of those suffering loss or damage by reason of the Company’s mining activities, and the Company may be fined if convicted of an offence under such legislation.

Mining and exploration activities in Mexico and/or Canada may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the business.  Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.  The status of Mexico may make it more difficult for the Company to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted.  Notwithstanding the progress achieved in improving Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved.  The Company does not carry political risk insurance.

Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends are subject to a withholding tax.  Corporations with their tax residence in Mexico are taxed on their worldwide income. Mexico levies a value-added tax, known as the IVA, which is an indirect tax levied on the value added to goods and services, and it is imposed on corporations that carry out activities within Mexican territory.

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Exploration and development risks.

The business of exploration and development for minerals involves a high degree of risk and few properties become producing mines. Unprofitable efforts result not only from the failure to discover mineral deposits, but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on invested capital.

The mining industry is highly speculative and involves substantial risks.

Even when mining is conducted on properties known to contain significant quantities of mineral deposits it is generally accepted in the mining industry that most exploration projects do not result in the discovery of mineable deposits of ore that can be extracted in a commercially economic manner. There may be limited availability of water, which is essential to milling operations, and interruptions may be caused by adverse weather conditions. Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls. Mining activities are subject to substantial operating hazards, some of which are not insurable or may not be insured for economic reasons.

The commercial quantities of ore cannot be accurately predicted.

Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as minerals prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

There are no assurances that we can produce minerals on a commercially viable basis.

The Company’s ability to generate revenue and profit is expected to occur through exploration, evaluation, advancement and operation of its existing properties as well as through acquisitions of interests in new properties. Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining activities by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining activities. The economic feasibility of a project depends on numerous factors, including the cost of mining and production facilities required to extract the desired minerals, the total mineral deposits that can be mined using a given facility, the proximity of the mineral deposits to refining facilities, and the market price of the minerals at the time of sale. There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can be mined profitably.

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Mining activities and exploration activities are subject to various federal, state, provincial and local laws and regulations.

Laws and regulations govern the development, mining, production, importing and exporting of minerals, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, toxic substances, and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Company. Applicable laws and regulations will require the Company to make certain capital and operating expenditures to initiate new activity. Under certain circumstances, the Company may be required to suspend an activity once it is started until a particular problem is remedied or to undertake other remedial actions.

Mining activities are inherently risky and subject to accidents.

Mining activities are risky and heavily regulated. Despite our attempts to minimize accidents through strict safety procedures, individuals may be injured or harmed working in our mines. Should any accidents occur, our mine may be partially or fully shut down to aid regulators in their investigation, even if it is determined we are not at fault for the cause of the accident. In this regard, there were two accidental deaths at the Company's San Gonzalo mine in March 2016, and two accidental deaths at the Avino Mine complex processing facility in June 2014 and April 2023. We do not believe that we were at fault in these accidents and, unfortunately, believe that the accidents were the result of the employees not following the proper safety protocols. Following the accidents, local authorities allowed us to resume mining activities. Notwithstanding our belief that we were not at fault for the accidents, we may nevertheless be found liable and subject to fines and/or penalties or we may be required to revise and implement new safety procedures that would make it more costly to operate our mines. Currently, we do not have insurance covering accidents, but may obtain insurance in the future.

Our concentrates are subject to theft and loss.

The concentrates produced by the Company have significant value, and are loaded onto road vehicles for transport to smelters in Mexico or to seaports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted.  The geographic location of the Company’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.  In addition, the Company may have significant concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment.  The Company has taken steps to secure its concentrate, whether in storage or in transit.  The Company has insurance coverage for its inventory while in transit; however, recovery of the full market value may not always be possible.  Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Company’s financial results.

Our mining operations are subject to number of risks including uninsured risks which may result in suspension of operations.

Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of mining and exploration is subject to a variety of risks including, but not limited to, fires, power outages, labour disruptions, industrial accidents, flooding, explosions, cave-ins, landslides, environmental hazards, technical failures, and the inability to obtain suitable or adequate machinery, equipment or labour.  Such occurrences, against which the Company cannot, or may elect not to insure, may delay production, increase production costs or result in liabilities. The payment of such liabilities may have a material adverse effect on the Company’s financial position. The economics of developing mineral properties are affected by such factors as the cost of operations, variations in the grade and metallurgy of the ore mined, fluctuations in mineral markets, costs of processing and equipment, transportation costs, government regulations including regulations relating to royalties, allowable production, importing and exporting of mineral product, and environmental protection rules and regulations.

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During the period between the end of April to June 2020, the Company was required to shut down operations at the Avino Mine due to COVID-19 pandemic safety measures imposed by the Mexican authorities.  In June 2020, mining operations briefly resumed, until a labour strike in July 2020 resulting in a suspension of operations.  The labour strike was resolved in October 2020.

The exercise of our outstanding stock options into common shares and issuance of RSUs will result in ownership dilution to our shareholders and could temporarily suppress the price of our common shares.

As at December 31, 2023, there were outstanding share options exercisable into 6,666,000 common shares at a weighted average exercise price of C$1.27 and RSUs outstanding for the issuance of a further 2,994,709 common shares granted at a weighted average price of C$1.03.  If all these options are exercised and RSUs are issued, such issuance will cause ownership dilution to our shareholders.  The dilution may result in a decline in the market price of our common shares.

Market forces may adversely affect the marketability of mineral resources.

There is no assurance that, even if commercial quantities of mineral resources are discovered, that these can be sold at a profit. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The prices of silver, gold and copper have experienced volatile and significant movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

The Company is subject to foreign corrupt practices laws.

The Company is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees; however, our existing safeguards and any future improvements may prove to be ineffective, and our employees, consultants, sales agents or distributors may engage in conduct for which the Company might be held responsible. Violations of the FCPA, CFPOA, and/or other laws may result in criminal or civil sanctions and the Company may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. The Company is also subject to the Extractive Sector Transparency Measures Act (Canada) (“ESTMA”), which requires us to maintain records of specific payments (including taxes, royalties, fees, production entitlements, bonuses, dividends, and infrastructure improvements) to all government entities in Canada and abroad, and to publicly disclose payments of $100,000 or more in any payment category on an annual basis within 150 days of our fiscal year end, to increase transparency and deter corruption in the extractive industry sector.

The validity of the title to our mining properties may be challenged.

In those jurisdictions where the Company has property interests, the Company undertakes searches of mining records and obtains title opinions from reputable counsel in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but the Company does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, prior unregistered agreements or transfers, and title may be affected by undetected defects or native land claims. For unsurveyed mineral claims, the location and boundaries of such mining claims may be in doubt. The ownership and validity of mining claims are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Company’s properties will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers.

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In Mexico and British Columbia legal rights applicable to mining concessions or mineral claims, as applicable, are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions or mineral claims must accommodate and agree with surface land-owners on compensation in respect of mining activities conducted on such land.

We do not intend to pay dividends in the foreseeable future.

We have never paid, and we do not intend to pay, any cash dividends in the foreseeable future.

Certain provisions of organizational documents may discourage takeovers and business combinations that our shareholders may consider in their best interests, which could negatively affect our stock price.

Certain provisions of our Articles of Incorporation (“Articles”) may have the effect of delaying or preventing a change in control of our Company or deterring tender offers for our common shares that other shareholders may consider in their best interests.

Our Articles authorize us to issue an unlimited number of common shares. Shareholder approval is not necessary to issue our common shares. Issuance of these common shares could have the effect of making it more difficult and more expensive for a person or group to acquire control of us and could effectively be used as an anti-takeover device.

Our Articles provide for an advance notice procedure for shareholders to nominate director candidates for election or to bring business before an annual meeting of shareholders, including proposed nominations of persons for election to our board of directors, and require that special meetings of shareholders be called by the board or shareholders who hold at least 5% of the total issued and outstanding shares.

Our business is subject to competition.

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. There can be no assurance that the Company will be able to compete successfully for new mining properties. The resource industry is intensely competitive in all its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects exploration in the future.

Uncertainty of exploration and evaluation programs.

The Company’s profitability is significantly affected by the costs and results of its exploration and evaluation programs. As mines have limited lives, the Company actively seeks to expand its mineral resources, primarily through exploration, evaluation and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any silver, gold, and/or copper exploration and evaluation program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of extracting and processing resources may change. Accordingly, the Company’s exploration and evaluation programs may not result in any new economically viable mining operations or yield new mineral resources to expand current mineral resources.

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If the Company fails to obtain or maintain the necessary permits, this may adversely affect the Company’s financial condition and business.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may become more restrictive, which could materially affect the business of the Company or its ability to develop its properties. Before production can commence on any of its mineral properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained, or if they are obtained, if they will be granted on a timely basis. The cost of compliance with existing and future governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of the Company’s mineral projects and properties.

Permitting of exploration programs in Mexico requires the completion of agreements with the indigenous communities in the vicinity of the project. The timing for the completion of such agreements is unpredictable. The process of obtaining such agreements is also affected by the two-year election cycle for the councils of the indigenous communities.

Political or economic instability or unexpected regulatory change may adversely affect the Company.

The Company is subject to a number of factors beyond its control.  Our primary property is located in a foreign country that may be subject to political and economic instability, or unexpected legislative change than is usually the case in certain other countries, provinces and states. Our mineral exploration and mining activities could be adversely affected by:

•	political instability and violence;

•	war and civil disturbances;

•	expropriation or nationalization;

•	changing fiscal regimes;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	underdeveloped industrial and economic infrastructure;

•	changes in the regulatory environment governing exploration and evaluation assets; and

•	unenforceability of contractual rights, any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.

We maintain our bank accounts in Canadian and U.S. Dollars and Mexican pesos. Any appreciation in the currency of Mexico or other countries where we may carry out exploration and mining activities against the Canadian or U.S. Dollar will increase our costs of carrying out operations in such countries. In addition, any increase in the Canadian Dollar against the U.S. Dollar will result in a loss on our financial statements to the extent we hold funds in Canadian Dollars. Copper, gold and silver are typically sold in U.S. dollars. As a result, the Company is subject to foreign exchange risks relating to the relative value of the U.S. dollar as compared to the Canadian dollar and the Mexican peso. To the extent that the Company generates revenues at the Avino Mine, it will be subject to foreign exchange risks as revenues will be received in U.S. dollars while certain operating and capital costs will be incurred primarily in Mexican pesos. A decline in the U.S. dollar would result in a decrease in the Company’s revenues and adversely impact the Company’s financial performance.

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We may be subject to land reclamation requirements.

Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration and mining companies, in order to minimize the long-term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration and mining activities we must allocate financial resources that might otherwise be spent on further exploration or acquisition programs.

Acquisitions the Company may undertake may change our business or expose us to risks.

The Company undertakes evaluations of opportunities to acquire additional silver and gold mining properties. Any resultant acquisitions may be significant in size, may change the scale of the Company’s business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of silver or gold, the mineralized material proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Company’s ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Current global financial conditions may adversely affect the Company’s ability to secure financing.

Financial markets globally have been subject to increased volatility. Access to financing has been negatively affected by liquidity crises and uncertainty with respect to sovereign defaults throughout the world. These factors may impact the ability of the Company to obtain loans and other forms of financing in the future and, if obtained, on terms favourable to the Company. If these levels of volatility and market turmoil continue or worsen, the Company may not be able to secure appropriate debt or equity financing when needed, any of which could affect the trading price of the Company’s securities in an adverse manner.

There may be potential conflicts of interest between the Company and our directors, officers, and affiliates.

There are potential conflicts of interest to which the directors, officers, insiders and promoters of the Company will be subject in connection with the operations of the Company. The directors, officers, insiders and promoters of the Company are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the Company. Accordingly, situations may arise where such directors, officers, insiders and promoters will be in direct competition with the Company. The Company has a process to identify and declare any conflicts. Conflicts, if any, will be subject to the procedures and remedies as provided under the Business Corporations Act of British Columbia.

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We are dependent on our management.

We are dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

We are subject to competition for recruitment and retention of qualified personnel.

We compete with other exploration and mining companies, many of which have greater financial resources than us or are further in their advancement, for the recruitment and retention of qualified employees and other personnel. Competition for exploration and mining resources at all levels is highly cyclical and can quickly become very intense, particularly affecting the availability of manpower, drill rigs and supplies. Recruiting and retaining qualified personnel in the future is critical to the Company’s success. As the Company explores its Avino Mine and other properties, the need for skilled labour will increase. The number of persons skilled in the exploration of mining properties is limited and competition for this workforce is intense. The exploration and other initiatives of the Company may be significantly delayed or otherwise adversely affected if the Company cannot recruit and retain qualified personnel and/or obtain other exploration and mining resources as and when required.

Our common shares are subject to limited and volatile trading volume.

Although the Company’s common shares are listed on the NYSE American, the TSX, the Frankfurt Stock Exchange, referred to herein as the “FSE”, and the Berlin Stock Exchange, the volume of trading has been limited and volatile in the past and may likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their common shares in the open market. Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Our common shares are subject to volatile share pricing.

In recent years, securities markets in general have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration and mining companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. Significant fluctuation in the Company’s common share price is likely to continue.

Difficulty for United States investors to effect services of process against the Company.

The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. The majority of the Company’s directors and officers are residents of Canada and all of the Company’s material assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

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Disruptions to our information technology systems, including future cyber-attacks and security breaches, and the costs of maintaining secure and effective information technology systems could negatively affect our business and results of operations.

The efficient operation of our businesses is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems and continue to invest in maintaining and upgrading these systems and applications to ensure risk is controlled. Regardless of our efforts to maintain and upgrade our cyber security systems, there can be no assurance that we will not suffer an intrusion, that unauthorized parties will not gain access to confidential or personal information, or that any such incident will be discovered promptly. The techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often are not recognized until launched against a target, and we may be unable to anticipate these techniques or implement adequate preventative measures. The failure to promptly detect, determine the extent of and appropriately respond to a significant data security breach could have a material adverse impact on our business, financial condition and results of operations. In addition, the unavailability of the information systems or failure of these systems to perform as anticipated for any reason, including a major disaster or business interruption resulting in an inability to access data stored in these systems or sustain the data center systems necessary to support functions to meet our needs, and any inability to respond to, or recover from, such an event, could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer.

We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to income and non-income taxes in numerous jurisdictions. Income tax accounting often involves complex issues, and judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In particular, most of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require that all transactions with non-resident related parties be priced using arm’s length pricing principles within the meaning of such rules. In addition, the application of withholding tax, value added tax, goods and services tax, sales taxes and other non-income taxes is not always clear and we may be subject to tax audits relating to such withholding or non-income taxes. We believe that our tax positions are reasonable and our tax reserves are adequate to cover any potential liability. However, tax authorities in certain jurisdictions may disagree with our position, including the propriety of our related party arm’s length transfer pricing policies and the tax treatment of corresponding expenses and income. If any of these tax authorities were successful in challenging our positions, we may be liable for additional income tax and penalties and interest related thereto in excess of any reserves established therefor, which may have a significant impact on our results and operations and future cash flow.

Changes to tax laws in any of the jurisdictions in which we operate or plan to operate in the future could have a material adverse effect on our business, results of operations, and financial condition.

We are a multinational company that is subject to complex taxation regimes in numerous jurisdictions. Our future effective tax rates could be affected by changes in tax laws or their interpretation in any of those jurisdictions. Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. Changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on our results of operations and financial condition.

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DIVIDENDS

The Company has not, since its incorporation, paid any dividends on any of the Common Shares and it is not contemplated that any dividends will be declared on the Common Shares in the immediate or foreseeable future. The directors of the Company will determine any future dividend policy on the basis of earnings, the Company’s financial position and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares. As of March 28, 2024, 131,199,761 Common Shares were issued, and outstanding.

Holders of Common Shares are entitled to receive dividends, if any, as and when declared by the Board out of monies properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine, and all dividends which the Board may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

As of December 31, 2023, there were outstanding stock options outstanding to purchase 6,666,000 Common Shares, and outstanding restricted share units (“RSUs”) for a further 2,994,709 Common Shares.  See “Note 16 – Share capital and share-based payments” to the 2023 Annual Financial Statements for additional information regarding the Company’s convertible securities.

Constraints

To the best of its knowledge, the Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

Ratings

To the best of its knowledge, the Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

MARKET FOR SECURITIES

The Common Shares are traded on the TSX under the symbol “ASM”. The closing price of the Common Shares on the TSX on December 30, 2023 was C$0.69 and on March 27, 2024 was C$0.80. The Common Shares are traded on the NYSE American under the symbol “ASM”. The closing price of the Common Shares on the NYSE American on December 30, 2023 was $0.52 and on March 27, 2024 was $0.59.

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The following table sets forth the high and low market prices and the volume of the Common Shares traded on the TSX during the periods indicated:

Period	High (C$)	Low (C$)	Total Volume
January 2023	1.15	0.95	952,800
February 2023	1.07	0.89	622,900
March 2023	1.23	0.89	964,400
April 2023	1.35	1.10	1,278,800
May 2023	1.25	0.90	1,038,300
June 2023	1.00	0.84	312,700
July 2023	1.00	0.87	506,400
August 2023	0.98	0.85	860,800
September 2023	0.92	0.69	1,960,100
October 2023	0.75	0.61	1,482,000
November 2023	0.76	0.57	1,177,200
December 2023	0.77	0.64	1,109,200
January 2024	0.71	0.60	1,043,800
February 2024	0.66	0.59	569,700
To March 27, 2024	0.83	0.61	868,100

The following table sets forth the high and low market prices and the volume of the Common Shares traded on the NYSE American during the periods indicated:

Period	High ($)	Low ($)	Total Volume
January 2023	1.15	0.95	8,428,100
February 2023	1.07	0.90	7,282,600
March 2023	1.21	0.89	10,041,000
April 2023	1.01	0.82	13,892,800
May 2023	0.92	0.67	12,399,100
June 2023	0.73	0.63	7,088,200
July 2023	0.76	0.66	9,544,300
August 2023	0.74	0.63	8,292,200
September 2023	0.69	0.52	8,567,400
October 2023	0.54	0.44	20,739,400
November 2023	0.57	0.40	17,191,700
December 2023	0.57	0.47	16,252,900
January 2024	0.53	0.45	9,746,700
February 2024	0.49	0.44	7,222,100
To March 27, 2024	0.62	0.46	13,287,800

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The table below sets forth the name, province or state and country of residence, position with the Company, principal occupation during the previous five years and the number of voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised, for the directors and executive officers of the Company.

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As of December 31, 2023, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 5,534,273 Common Shares representing approximately 4.31% of its issued and outstanding Common Shares.

The terms of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election. The officers hold their office at the discretion of the Board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and constitute committees.

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number of Company Shares Owned
DIRECTORS
David Wolfin, British Columbia, Canada Director since: October 1995

President and Chief Executive Officer of the Company; Mining Executive; Officer and/or Director of several other reporting issuers, including Chairman, Chief Executive Officer and Director of Silver Wolf Exploration Ltd.

		27,510 (Directly) 3,017,678 (Indirectly)
Peter Bojtos, Colorado, United States Chairman, Audit Committee Chair Director since: June 2018	Professional Engineer with over 50 years of worldwide experience in the mining industry	213,000 (Directly)
Ronald Andrews, Idaho, United States Director since: May 2019	Owner and operator of Andrews Orchards, President of West Wind Property Inc., and Director of Coral Gold Resources Ltd. from January 2010 to November 2020	300,000 (Directly) 30,000 (Indirectly)
Jasman Yee, British Columbia, Canada Director since: January 2011	Professional Engineer and Metallurgist	486,520 (Directly)
Carolina Ordonez British Columbia, Canada Director since: June 2023	Business professional	5,000 (Directly)
OFFICERS
David Wolfin, British Columbia, Canada President and Chief Executive Officer	See information for Mr. Wolfin set forth above in the “Directors” section of this table.	See above
Nathan Harte, British Columbia, Canada Chief Financial Officer	Chief Financial Officer of the Company and Silver Wolf Exploration Ltd.	317,675
Peter Latta, British Columbia, Canada Vice President Technical Services	Vice President Technical Services of the Company and President of Silver Wolf Exploration Ltd.	140,900
Carlos Rodriguez, Durango, Mexico Chief Operating Officer	Chief Operating Officer of the Company	958,500

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Standing Committees of the Board

There are currently three standing committees of the Board: the Audit Committee, the Compensation Committee and Governance and Nominating Committee. The following table identifies the members of each of these Committees:

Board Committee	Committee Members
Audit Committee	Peter Bojtos (Chair) Ronald Andrews Jasman Yee
Compensation Committee	Ronald Andrews (Chair) Carolina Ordonez Jasman Yee
Governance and Nominating Committee	Carolina Ordonez (Chair) Ronald Andrews Peter Bojtos

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as stated below, no director or executive officer of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Ronald Andrews was a director of Berkley Renewables Inc. (“Berkley”) at the time it was cease traded by the Ontario and B.C. Securities Commissions on May 6, 2019 for failing to file required records, and the cease trade order has not been rescinded.  Mr. Andrews resigned from the board of directors of Berkley on May 15, 2019.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver- manager or trustee appointed to hold the assets of the director or executive officer.

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On August 29, 2018, Deloitte Restructuring Inc. was made the Court-appointed receiver of Sage Gold Inc. (“Sage”) of which Peter Bojtos was a director, pursuant to Section 243(1) of the Bankruptcy and Insolvency Act (Canada) and Section 101 of the Courts of Justice Act.  The Ontario Superior Court of Justice approved a Sales and Investor Solicitation Procedure to the Receiver to conduct the sale of all or substantially all of the property assets and undertakings of Sage.  Mr. Bojtos’ directorship with Sage ceased on March 22, 2019.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge, there are no existing or potential conflicts of interest among the Company, its directors, officers or other insiders of the Company other than as described in the following paragraph.

Various officers, directors or other insiders of the Company may hold senior positions with entities involved in the mining industry or otherwise be involved in transactions within the mining industry and may develop or already have other interests outside the Company. If any such conflict of interest arises, a director who is in such a conflict will be required to disclose the conflict to a meeting of the directors of the Company and abstain from voting for or against matters concerning the matter in respect of which the conflict arises in accordance with the Business Corporations Act (British Columbia).  Directors and officers are required to disclose any conflicts or potential conflicts to the Board of Directors as soon as they become aware of them and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Code of Ethics

We have adopted a Code of Ethics, which is applicable to all directors, officers and employees. A copy of the Code can be obtained from the Company’s website (www.avino.com/about/corporate-governance) or by contacting the Company.

PROMOTERS

We do not presently have and have not within the last two completed financial years had, any promoters other than the directors of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not currently and has not since the commencement of the Company’s the last completed financial year been a party to any legal proceedings, nor are any of the Company’s properties presently or since the commencement of the Company’s the last completed financial year, been subject to any legal proceedings.

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Regulatory Actions

There have not been any:

(a)	penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2023;

(b)	other penalties or sanctions imposed against the Company by a court or by a regulatory authority that would likely be considered important to a reasonable investor making an investment decision; or

(c)	settlement agreements entered into by the Company before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2023.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or shareholder holding more than 10% of any outstanding securities of the Company or any associate or affiliate of any such person or company, has or had in the three most recently completed financial years of the Company any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Investor Services Inc., (“Computershare”). Computershare’s principal location for the Common Shares is located at 100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1.

MATERIAL CONTRACTS

Aside from contracts entered into in the ordinary course of business and not required to be filed under section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the following are the only contracts regarded as material which were entered into by the Company within the most recently completed fiscal year or before the most recently completed fiscal year that are still in effect:

1.

Share Purchase Agreement dated October 27, 2021 entered into among the Company, Coeur Mining, Inc., Coeur La Preciosa Silver Corp., Proyectos Mineros La Preciosa S.A De C.V, Coeur Explorations, Inc. Cervantes, LLC, La Preciosa Silver & Gold Mines Ltd and La Luna Silver & Gold Mines Ltd. to acquire the La Preciosa Property silver project.

2.

Sales Agreement dated January 13, 2021 entered into among the Company and Cantor Fitzgerald & Co., H. C. Wainwright & Co., LLC, Roth Capital Partners, LLC, and A.G.P./Alliance Global Partners, LLC re the ATM Offering of $25,000,000 for distribution in the United States only.

NAMES AND INTERESTS OF EXPERTS

The following persons, firms and companies named below have prepared or certified a statement or report described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to, the Company’s most recently completed financial year and whose profession, or business gives rise to the report or statement or opinion made by the person or company:

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Hassan Ghaffari, P.Eng., M.A.Sc., Jianhui (John) Huang, Ph.D., P.Eng ., Junjie (Jay) Li, P.Eng .and Michael F. O’Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM are the Qualified Persons who prepared the Report.

Deloitte LLP is the auditor of the Company and is independent of the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

Our Canadian legal counsel is Harper Grey LLP of Vancouver BC, and our US counsel is Lewis Brisbois Bisgaard & Smith LLP of San Francisco, CA.

To our knowledge, none of the experts named in the foregoing section held at the time of or after such person prepared the statement, report or valuation, any registered or beneficial interests, direct or indirect, in any of our securities or other property or of one of its associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for monitoring the Company’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas.

Audit Committee Charter

A copy of the Company’s Audit Committee Charter is attached to this document as Appendix “B”.

Composition of the Audit Committee

The members of the Audit Committee are Peter Bojtos (Chair), Ronald Andrews and Jasman Yee, all of whom are “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52- 110”). Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Combined Company’s financial statements. Additionally, as specified in the Company’s Audit Committee Charter, the nature and role of each member has been set out in accordance with the meanings of the terms “independent” and “financially literate,” as defined in Section 803 of the NYSE American Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.

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Relevant Education and Experience

The relevant education and experience of each of the proposed members of the Audit Committee is as follows:

Member	Relevant Education and Experience
Peter Bojtos (Chair)

B.Sc(Hons) 1972 Univ. of Leicester graduate and Kerr Addison Mines Ltd., senior management and officer for 12 years. From 1990 to 1992 President & CEO of RFC Resource Finance Corp. From 1992 to 1993 the President & CEO of Consolidated Nevada Goldfields Corp. From 1993 to 1995 he was Chairman & CEO of Greenstone Resources Ltd, constructing and operating several gold mines in Central America. Over the past 40 years has served on numerous boards and audit committees, and from 2017 to 2019, served as President of Pembridge Resources.

Jasman Yee

BASc, P.Eng (BC) 1970 graduate of the University of British Columbia with a degree in chemical engineering, a 1974 graduate of Toronto’s Ryerson Polytechnical Institute with a degree in economics, and holds a certificate for completing the Canadian Securities Course.

Ronald Andrews

Served on the boards of Bonner Mall and Coral Gold Resources Ltd., and he has served as labor foreman for Kennecott Mining Company.  Mr. Andrews has a Bachelor of Science degree from Washington State University and a Masters in Political Science.

Pre‐Approval Policies and Procedures

The Audit Committee will pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Company.

External Auditor’s Service Fees

The fees billed by the Company’s external auditor in the last two fiscal years for audit fees are as follows:

Financial Year	Audit Fees[1] (C$)	Audit Related Fees[2] (C$)	Tax Fees[3] (C$)	All Other Fees[4] (C$)
2023	1,235,025	29,631	34,035	Nil
2022[5]	543,560	25,923	Nil	Nil

1 “Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2 “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include audit or attest services not required by legislation or regulation.

3 “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit- Related Fees”.

4 “All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under footnotes 1 to 3 above.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at www.sedarplus.ca, under the Company’s profile.  Further financial information is also provided in the Company’s audited financial statements and management discussion & analysis for the year ended December 31, 2023.

Dated: March 28, 2024

***

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APPENDIX “A”

DEFINITIONS, TECHNICAL TERMS, ABBREVIATIONS

Glossary of Mining Terms

agglomeration	Cementing crushed or ground rock particles together into larger pieces, usually to make them easier to handle; used frequently in heap-leaching operations.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
anomaly	Any concentration of metal noticeably above or below the average background concentration.
assay	An analysis to determine the presence, absence or quantity of one or more components.
Breccia	A rock in which angular fragments are surrounded by a mass of finer-grained material.
cretaceous	The geologic period extending from 135 million to 65 million years ago.
cubic meters or m3	A metric measurement of volume, being a cube one meter in length on each side.
cyanidation	A method of extracting exposed silver or gold grains from crushed or ground ore by dissolving it in a weak cyanide solution.
diamond drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.
fault	A fracture in a rock where there has been displacement of the two sides.
grade

The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t or gpt) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

hectare or ha	An area totaling 10,000 square meters.
highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.
induced polarization (IP)	A method of ground geophysics surveying employing an electrical current to determine indications of mineralization.

A-1

Inferred Mineral Resource

An Inferred Mineral Resources is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade or quantity continuity. An inferred Mineral Resource estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed pre-feasibility or feasibility studies, or in the life of mine plans and cash flow models of developed mines.  Inferred Mineral Resources can only be used in economic studies as provided under National Instrument 43-101, Standards of Disclosure for Mineral Projects.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve

A-2

Mineral Reserve

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction could reasonably be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resources are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Mineral Resource

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable.

mineralization	Usually implies minerals of value occurring in rocks.
Modifying Factors

Modifying Factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

net smelter returns (NSR) royalty	Payment of a percentage of net mining revenue after deducting applicable smelter charges.
NI 43-101	National Instrument 43-101, Standards of Disclosure for Mineral Projects, adopted by the Canadian Securities Administrators in Canada.
Oxide	A compound of oxygen and some other element.
ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

A-3

prefeasibility study and preliminary feasibility study

Each means a comprehensive study of the viability of a mineral project that has advanced to a stage where mining method, in the case of underground mining, or the pit configuration, in the case of open pit mining, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating and economic factors, and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

Probable Mineral Reserve

Is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

Is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

quartz	Silica or SiO2, a common constituent of veins, especially those containing silver and gold mineralization.
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
ton	Imperial measurement of weight equivalent to 2,000 pounds.
Tonne	Metric measurement of weight equivalent to 2,205 pounds (1,000 kg)
Tpd	Tonnes per day.
Trench	A long, narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

A-4

APPENDIX “B”

AUDIT COMMITTEE CHARTER

1.	Purpose of the Committee

1.1

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1

All Members of the Audit Committee must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	All Members of the Audit Committee must be “independent” as defined under NI 52-110.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1

The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

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5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1

The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board of Directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2

The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards (“IASB”).

8.	Termination of the Auditors

8.1

The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, provided the Committee is acting reasonable and responsible.

9.	Funding of Auditing and Consulting Services

9.1

Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1

Due to the Company's size and limited financial resources, the CEO and CFO of the Company shall be responsible for implementing internal controls and performing the role of the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

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12.	Continuous Disclosure Requirements

12.1

Due to the Company's size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, provided the Committee is acting reasonable and responsible.

13.2

The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

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APPENDIX “C”

MATERIAL MINERAL PROJECTS

This report provides updated information on the operation of the Avino Property and La Preciosa Property, including an updated Mineral Resource and Mineral Reserve estimate. The information will be used to support disclosures in Avino’s AIF. Units used in the report are metric units unless otherwise noted. Monetary units are in United States dollars unless otherwise stated, This report was prepared in accordance with the requirements and guidelines set forth in National Instrument 43-101, Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and mineral reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates here are based on all available technical data and information as of October 16, 2023 and January 16, 2024, respectively.

1.0 Summary

1.1 Introduction

Avino Silver & Gold Mines Ltd. (Avino) is a Canadian-based mining and exploration company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) American with precious metal properties in Mexico and Canada. The Avino mine site (the “Property” or the “Project”), near Durango, Mexico, is Avino’s principal asset and is the subject of this Technical Report, which includes a proposed extraction and reprocessing of historic tailings from the tailings deposit for silver and gold production within the existing Avino Property and mining operations. The information in this report consolidates current information in the light of proximity and potential synergies between the Avino tailings reprocessing facilities and the currently operating Avino Mine. This Technical Report aims to provide a NI 43-101 compliant Pre-feasibility Study, Mineral Reserves and previously disclosed Mineral Resources (Tetra Tech, 2023) based on the current economic parameters and the most recent metallurgical testwork results.

Avino holds a 99.67% interest in the Property through its subsidiary companies called Compañía Minera Mexicana de Avino, S.A. de C.V. (CMMA) and Promotora Avino, S.A. de C.V. (Promotora). Avino commenced development, including drilling and bulk sampling, on the San Gonzalo Vein in 2010, and this work is ongoing. This marks the resumption of activities on the Property since 2001, when low metal prices and the closure of a key smelter caused the mine to close after having been in operation continuously for 27 years. Between 1976 and 2001, the mine produced approximately 497 t of silver, 3 t of gold, 11,000 t of copper (Slim 2005a), and an undocumented amount of lead. In 2023, the mine produced approximately 615 kt of concentrate, containing approximately 29 t of silver, 0.23 t of gold, and 2,406 t of copper.

The majority of the Mineral Resource information presented in this Technical Report has been sourced from the data provided by Avino, Avino internal reports, Tetra Tech (2023; 2021; 2018; 2017; 2013), Slim (2005d), Gunning (2009), and a process plant review memo by Tetra Tech (2019). Most of the information was provided in English, but some were written in Spanish and translated into English.

All units of measurement used in this Technical Report and resource estimate are in metric units, and the currency is expressed in US dollars unless otherwise stated.

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1.2 Property Description and Location

The Property is located in the state of Durango, Mexico, within the municipalities of Pánuco de Coronado and Canatlán, and is approximately 85 km by existing road, northeast of the city of Victoria de Durango, the state capital. The Project is situated on the eastern flank of the Sierra Madre Occidental Mountain range. It can be found on the Instituto Nacional de Estadística, Geografía e Informática General Carlos Real Topographic Map G13D72, centred on coordinates 24°25'42.4200"N Latitude and 104°27'27.2380"W Longitude (554,987.8815 mE, 2,701,771.0046 mN) in the Universal Transverse Mercator (WGS 84), Zone 13R (Northern Hemisphere) (Figure 1‑1).

Figure 1‑1: General Location of the Property (Avino 2024)

Avino holds 41 mineral concessions, totalling 7,943.0123 ha (see Table 1‑1).

Table 1‑1: Avino Property Mineral Concessions (Avino 2024)

S. No.	Concession Name	Concession No.	Area (Ha)	Expiration Date
Area Avino
1	AMPLIACION DE LA POTOSINA	185326	84.0000	December 14, 2039
2	AMPLIACION SAN GONZALO	191837	5.8495	December 19, 2041
3	AMPLIACION LA MALINCHE	204177	6.0103	December 18, 2046
4	EL POTRERITO	185328	9.0000	December 14, 2039
5	LA MALINCHE	203256	9.0000	June 28, 2046
6	LA POTOSINA	185336	16.0000	December 14, 2039
7	SAN GONZALO	190748	12.0000	April 29, 2041
8	YOLANDA	191083	43.4577	April 29, 2041
9	AGRUP. SAN JOSE	164985	8.0000	August 13, 2029
10	AGRUP. SAN JOSE, (EL TROMPO)	184397	81.5466	October 13, 2039
11	AGRUP. SAN JOSE, (GRAN LUCERO)	189477	161.4684	December 5, 2040
12	AGRUP. SAN JOSE, (PURISIMA CHICA)	155597	136.7076	September 30, 2071
13	AGRUP. SAN JOSE, (SAN CARLOS)	117411	4.4505	December 5, 2061
table continues…

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S. No.	Concession Name	Concession No.	Area (Ha)	Expiration Date
14	AGRUP. SAN JOSE, (SAN PEDRO Y SAN PABLO)	139615	12.0000	June 22, 2061
15	AGUILA MEXICANA	215733	36.7681	March 12, 2054
16	ARANJUEZ	214612	96.0000	October 2, 2051
17	AVINO GRANDE IX	216005	19.5576	April 2, 2052
18	AVINO GRANDE VIII	215224	22.8816	February 14, 2052
19	EL CARACOL	215732	102.3821	March 12, 2052
20	EL FUERTE	216103	100.3274	April 9, 2052
21	FERNANDO	205401	72.1287	August 29, 2047
22	LA ESTELA	179658	14.0000	December 11, 2036
23	LOS ANGELES	154410	23.7130	March 25, 2071
24	NEGRO JOSE	218252	58.0000	October 17, 2052
25	SAN MARTIN DE PORRES	222909	30.0000	September 15, 2054
26	SANTA ANA	195678	136.1823	September 14, 2042
--	TOTAL	--	1,301.4314	--
Area La Preciosa
1	EL CHOQUE CUATRO	220251	629.7778	July 1, 2053
2	EL CHOQUE SEIS	220583	249.0000	September 1, 2053
3	EL CHOQUE TRES	218953	10.0000	January 28, 2053
4	FRACCION LA PRECIOSA	185128	2.5249	July 14, 2038
5	LA B	214232	28.2006	September 5, 2051
6	LA PRECIOSA	182517	143.6119	July 14, 2038
7	LUPITA	182584	27.1878	August 11, 2038
8	SAN PATRICIO	189616	29.4740	December 4, 2040
9	SANTA MONICA SUR	223097	900.0000	October 15, 2054
10	EL NIÑO	236219	10.0000	May 24, 2060
11	LA PEÑA	204828	57.3190	May 12, 2047
12	CENTINELA	244180	0.1048	June 29, 2065
13	DON MIGUEL HIDALGO Y COSTILLA	244480	0.2168	October 5, 2065
14	HURACAN 4 R1A	246910	1,768.4591	January 19, 2054
15	TIFON 3 R1A	246466	2,785.7042	February 16, 2056
--	TOTAL	--	6,641.5809	--

Notes: Figures may not add to totals shown due to rounding.

All concessions are current and up-to-date based on the information received. Mineral concessions in Mexico do not include surface rights. Avino has entered into agreements with communal landowners (Ejidos) of San Jose de Avino, Panuco de Coronado, and Zaragoza for the temporary occupation and surface rights of the concessions.

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1.3 Geology and Mineralization

1.3.1 Avino Area

The Property is located within the Sierra de Gamon, on the east flank of the Sierra Madre Occidental. The area is a geological window into the Lower Volcanic series and consists of volcanic rocks of mainly Andesitic affiliation with other rock types occurring more sparsely to the north (Slim 2005d).

A large monzonitic intrusion is observed in the region in the form of dykes and small stocks, which may be related to the Avino Vein mineralization. Several younger, thin mafic sills are also found in various parts of the region.

The Avino concession is situated within a 12 km north-south by 8.5 km caldera, which hosts numerous low-sulphidation epithermal veins, breccias, stockwork, and silicified zones. These zones grade into a “near porphyry” environment in the general vicinity of the Property. The caldera has been uplifted by regional, north-trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence, which is a favourable host rock. The upper volcanic sequence consists of rhyolite to trachytes with extensive ignimbrite and is intruded by monzonite bodies.

The basal andesite-bearing conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones, and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalupe, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito, and Yolanda areas. A northerly trending felsic dyke, probably a feeder to the upper volcanic sequence, transects the Property and many of the veins. The Aguila Mexicana low-temperature vein system, with significant widths but overall low precious metal values, trends north-northwest, similar to the felsic dyke and with similar continuity across the Property. The two structures may occupy deep crustal faults that control volcanism and mineralization, with the felsic dyke structure controlling the emplacement of the Avino, Nuestra Senora, and El Fuerte-Potosina volcanic centres and the Aguila Mexicana controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres (Paulter 2006).

Silver- and gold-bearing veins crosscut the various lithologies and are generally oriented north-northwest to south-southeast (the Avino Vein trend) and northwest to southeast the San Gonzalo trend. In Mexico, these vein deposits may have large lateral extents but can be limited in the vertical continuity of grades due to the effects of pressure on boiling levels for mineralizing fluids. The rocks have been weathered and leached in the upper sections due to contact with atmospheric waters. The oxide tailings material is derived primarily from these shallow zones, whereas the sulphide tailings are predominantly from material sourced at depth from the underground workings.

The valuable minerals found during the period of mining of the oxide zone are reported to be argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver and gold, and native copper.

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1.3.1.1 The Avino Vein

The Avino Vein (see Figure 1‑2 for location) has been and continues to be the primary deposit mined on the Property since at least the 19th century. It is 1.6 km long and up to 60 m wide on the surface. The deepest level is at the 1,849 masl level (430 m below the surface).

Figure 1‑2: Plan View of the Avino Mine Deposits (Red Pennant 2022)

1.3.1.2 The San Gonzalo Vein

The San Gonzalo Vein system (see Figure 1‑2 for location), including the crosscutting Angelica Vein, is located 2 km northeast of the Avino Vein. It constitutes a strongly developed vein system over 25 m across, trending 300° to 325°/80° northeast to 77° south. Banded textures and open-space filling are common, and individual veins have an average width of less than 2 m. The vein was mined historically, and underground workings extend approximately 1.1 km along the strike to the 1,970 masl (300 m below the surface).

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1.3.1.3 Guadalupe Vein

The Guadalupe Vein (see Figure 1‑2) is located approximately 0.7 km northeast of the Avino Vein. It consists of northwest-southeast and east-west striking steep-dipping vein sets. The geometry is similar to the San Gonzalo vein, but the base metal mineralization more closely resembles the Avino hanging wall breccia.

1.3.1.4 La Potosina Vein

The La Potosina Veins (see Figure 1‑2) are located close to the northern margin of the caldera, approximately 7 km north of the Avino mine and processing plant. It consists of complementary northwest-southeast striking steep-dipping vein sets. The geometry is complex, with at least two ages of fault displacement.

1.3.1.5 Oxide and Sulphide Tailings

The Avino tailings deposit (see Figure 1‑2) is adjacent to the processing plant, approximately 300 m west-southwest of the mine offices. The tailings have been built up over several decades of mining and processing, and several units have been defined based on the oxidation nature of the tailings and metal content.

Due to the historical processing sequence, the oxide tailings are primarily derived from weathered and oxidized rocks close to the surface of the Property, whereas the sulphide tailings are predominantly derived from material sourced at depth from the underground workings below the weathered/leached zone.

1.3.2 La Preciosa Area

La Preciosa deposit is situated on the eastern flank of the Cretaceous to mid-Tertiary Sierra Madre Occidental. The SMO is the largest silicic igneous province in North America, and it stretches from the USA-Mexico border to the latitude of Guadalajara, where the SMO is covered by the late Miocene to Quaternary Trans-Mexican Volcanic Belt.

Mineralization at the La Preciosa is hosted within multiple discrete poly-phase quartz veins, often displaying banded, smoky, drusy, and chalcedony textures. Also, in each stage, there is variably crustiform banded fracture fill/breccia cement mineralogy. Fluorite, amethyst, a substantial number of barite laths, calcite, and rhodochrosite may also be present, and sulphide mineralization in the form of sphalerite, galena, pyrite, chalcopyrite, acanthite, sparse native silver, and free gold, as well as iron and manganese oxides have been noted in drill core. The principal silver-bearing mineral at the La Preciosa is acanthite-pseudomorphic after argentite or as microcrystalline to amorphous grains.

The main vein system on the Abundancia ridge consists of dominantly southward-striking and westward-dipping veins plus east-southeast–striking, south-dipping crosscutting veins. The Abundancia ridge vein system has been traced on the surface for over 1.5 km. In the eastern part of the Project, a north- to northwest-striking, shallow west-dipping vein system with associated hanging wall veining and alteration is exposed in a series of hills. This vein system is referred to as the Martha vein or fault zone and has been traced by drilling for over 2.5 km along the strike.

The mineralization in the area occurs in veins, veinlets, and stockwork. These veins average in true width less than 15 m (Martha Vein) and consist of several stages of banded crustiform to colloform, quartz (and cryptocrystalline quartz at shallow depths), adularia, barite, and typically later carbonates (both calcite and rhodochrosite); illite commonly replaces the adularia. There are variable amounts of pyrite, sphalerite, and galena plus argentite, and variable amounts of tetrahedrite - tennantite, freibergite, and Ag sulfosalt.

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The mineralization displays characteristics typical of epithermal veins in Mexico, particularly of the Ag-rich variety. Quartz veins are accompanied by adularia, barite, calcite, and rhodochrosite of variable timing, as well as acanthite, freibergite, Ag sulfosalts and minor electrum, plus variable amounts of pyrite, honey-coloured sphalerite, tennantite/tetrahedrite, chalcopyrite and galena, and supergene Fe and Mn oxides; the hypogene minerals are characteristic of intermediate-sulphidation deposits in Mexico. Mineralization is believed to be Tertiary in age both the Lower Volcanic Supergroup (LVS) and Upper Volcanic Supergroup (UVS) are mineralized, but the basalts are recent and not mineralized.

The Martha vein is the largest vein in the deposit, with at least three times the volume of the next largest vein, La Abundancia. The Martha vein dips ~20-30°, following the southwest-dipping contact of volcaniclastic rocks overlying an immature conglomeratic unit (consisting mainly of polylithic clast-supported fragmental rock with angular to sub-rounded clasts) or the underlying schist.

There are steep-dipping veins in the west on the ridge, such as the La Gloria vein. These steep veins can be considered as a mineralized zone or lode of stock work, silicification, breccias, veins, vein breccias, veinlets, and a general mix of multiple styles of mineralization. Within this broader zone, for example the Martha lode ranges from 1 to 35 m thicknesses and averages approximately 5 m.

1.4 Mineral Resource Estimates

The current mineral resources for the property (Avino Mine and La Preciosa area) are summarized in Table 1‑2.

Table 1‑2: Avino Property – Mineral Resources (Inclusive of Mineral Reserves, Effective Date: October 16, 2023)

Area	Category	Mass (Mt)	Average Grade				Metal Content
			AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ	Ag	Au	Cu
							(million tr oz)	(million tr oz)	(thousand tr oz)	(million lb)
Avino Mine	MEA	8.466	142.35	71.72	0.53	0.32	38.75	19.52	144.26	60.24
	IND	27.204	142.85	59.42	0.53	0.41	124.94	51.97	465.90	243.69
	M&I	35.671	142.73	62.35	0.53	0.39	163.69	71.50	610.15	303.95
	INF	19.373	112.02	45.83	0.34	0.37	69.77	28.54	212.59	158.31
La Preciosa	MEA	-	-	-	-	-	-	-	-	-
	IND	17.441	202	176	0.34	-	113.14	98.59	189.19	-
	M&I	17.441	202	176	0.34	-	113.14	98.59	189.19	-
	INF	4.397	170	151	0.25	-	24.1	21.33	35.48	-
TOTALS	MEA	8.466	142.35	71.72	0.53	0.32	38.75	19.52	144.26	60.24
	IND	44.645	165.87	104.89	0.46	0.25	238.08	150.56	655.09	243.69
	M&I	53.111	162.12	99.61	0.47	0.26	276.83	170.08	799.34	303.95
	INF	23.770	122.83	65.26	0.32	0.30	93.87	49.87	248.07	158.31

Notes:

10.	Figures may not add to totals shown due to rounding.
11.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
12.

The Mineral Resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into NI 43-101 Standards of Disclosure for Mineral Projects.

13.	Mineral Resources are stated inclusive of Mineral Reserves
14.	Based on recent mining costs (Section 21.0), Mineral Resources are reported at cut-off grades 60 g/t, 130 g/t, and 50 g/t AgEQ grade for ET, San Gonzalo, and oxide tailings, respectively.
15.	AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces
16.	Metal price assumptions are shown in Table 14‑2
17.	Metal recovery is based on operational results and column testing, shown in Table 14‑2
18.	The silver equivalent was back-calculated using the formulas described in Section 14.

The following table provides a synopsis of the Mineral Resources reported in this section. Table 1‑3 summarizes the Mineral Resources (inclusive of Mineral Reserves) at the Avino Mine Area. The Mineral Resources exclusive of Mineral Reserves are presented in Section 14.1.1.

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Table 1‑3: Avino Mine – Mineral Resources (Inclusive of Mineral Reserves, Effective Date: October 16, 2023)

Area/Zone	Category	Mass (Mt)	Average Grade			Metal Content
			AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)
ET Avino	MEA	3.883	171	69	0.53	0.57	21.39	8.58	67.00	48.91
	IND	23.916	146	58	0.53	0.44	112.41	44.59	409.00	234.08
	M&I	27.800	150	60	0.53	0.46	133.80	53.17	476.00	283.00
	INF	17.591	106	37	0.34	0.40	59.76	20.72	191.00	154.18
San Gonzalo	MEA	0.331	332	244	1.17	0.00	3.53	2.59	12.42	0.00
	IND	0.302	293	230	0.84	0.00	2.85	2.23	8.14	0.00
	M&I	0.633	313	237	1.01	0.00	6.38	4.83	20.56	0.00
	INF	0.246	297	271	0.35	0.00	2.35	2.14	2.74	0.00
Guadalupe	MEA	0.000	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	IND	0.401	169	70	0.79	0.37	2.17	0.90	10.24	3.27
	M&I	0.401	169	70	0.79	0.37	2.17	0.90	10.24	3.27
	INF	0.354	159	82	0.62	0.30	1.81	0.93	7.00	2.30
La Potosina	MEA	0.000	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	IND	0.142	220	186	0.41	0.04	1.00	0.85	1.85	0.13
	M&I	0.142	220	186	0.41	0.04	1.00	0.85	1.85	0.13
	INF	0.844	176	149	0.29	0.05	4.79	4.05	7.90	1.01
Tailings Deposit	MEA	4.252	101	61	0.47	0.12	13.83	8.35	64.84	11.33
	IND	2.443	83	43	0.47	0.12	6.51	3.40	36.67	6.21
	M&I	6.695	94	55	0.47	0.12	20.34	11.75	101.50	17.55
	INF	0.338	97	65	0.36	0.11	1.06	0.70	3.95	0.82

TOTALS	MEA	8.466	142.35	71.72	0.53	0.32	38.75	19.52	144.26	60.24
	IND	27.204	142.85	59.42	0.53	0.41	124.94	51.97	465.90	243.69
	M&I	35.671	142.73	62.35	0.53	0.39	163.69	71.50	610.15	303.95
	INF	19.373	112.02	45.83	0.34	0.37	69.77	28.54	212.59	158.31

Notes:

1.	Figures may not add to totals shown due to rounding.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.

The Mineral Resource estimate is classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into NI 43-101 Standards of Disclosure for Mineral Projects.

4.	Based on recent mining costs (Section 21), Mineral Resources are reported at cut-off grades 60 g/t, 130 g/t, and 50 g/t AgEQ grade for ET, San Gonzalo, and oxide tailings, respectively.
5.	AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces
6.	Cut-off grades were calculated using the following consensus metal price assumptions: gold price of US$1,800/oz, silver price of US$21.00/oz, and copper price of US$3.50/lb.
7.	Metal recovery is based on operational results and column testing, shown in Table 14‑5.
8.	The silver equivalent was back-calculated using the following formulas:

a)	ET, Guadalupe, La Potosina: AgEQ = Ag (g/t) + 71.43 * Au (g/t) + 113.04 * Cu (%)
b)	San Gonzalo: Ag Eq = Ag (g/t) + 75.39 * Au (g/t)
c)	Oxide Tailings: Ag Eq = Ag (g/t) + 81.53 * Au (g/t)

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1.5 Mineral Reserve Estimate

The Mineral Reserves were estimated using both oxide and sulphide tailings and are based on Measured and Indicated Resources only. The pit design used for the estimation was at the PFS level. The ultimate pit limit was determined by the Lerchs-Grossman optimizer in Datamine™, with consideration of economic parameters and physical constraints such as pit road widths, mining bench width, and face angles for the recommended mining equipment.

The tailings material to be mined at the Avino Project was deposited upon bedrock. The visual difference between the bedrock and tailings material will allow for recovery of most of the tailings while minimizing potential dilution when mining the final bench on bedrock.

To account for this, a mining dilution of 1% and mining recovery of 99% is included within the pit optimization model.

Mineral reserves were classified based on resource categories defined during resource estimation. Measured Resources were converted to Proven Reserves, and Indicated Resources were converted to Probable Reserves. No Measured Resources were included within Probable Reserves. No Inferred Resources were included within the reserve classification.

Proven and Probable Mineral Reserves are summarized in Table 1‑4.

Table 1‑4: Mineral Reserve Statement of the Avino OxideTailings Project

Reserve Category	Quantity (Million tonnes)	Average Ag Grade (g/t)	Average Au Grade (g/t)	Contained Ag Metal (Million tr. Oz)	Contained Au Metal (Thousand tr. Oz)
Proven	4.27	61	0.47	8.37	65.01
Probable	2.43	43	0.47	3.38	36.53
Total	6.70	55	0.47	11.75	101.54

Notes:

1.	The effective date of the Mineral Reserve estimate is January 16, 2024. The QP for the estimate is Junjie (Jay) Li, P.Eng. of Tetra Tech.
2.	The Mineral Reserve estimates were prepared with reference to the 2014 CIM Definition Standards (2014 CIM Definition Standards) and the 2019 CIM Best Practice Guidelines.
3.	Reserves estimated assuming open pit mining methods.
4.	Reserves are reported on a dry in-situ basis.
5.	Reserves are based on a gold price of US $1,850/tr oz., and silver price of US $22/tr oz, mining cost of US$1.00/t mined, milling costs of US$18.00/t feed, and USG&A cost of US$3.00/t feed.
6.	Mineral Reserve includes consideration for 1% mining dilution and 99% mining recovery.
7.	Ore-waste cut-off was based on US$21.00/t of NSR.

1.6 Mineral Processing, Metallurgical Testing and Recovery Methods

1.6.1 Avino Mine Area

The Avino processing plant is currently processing materials from the Avino underground mine. The target metal values are gold, silver, and copper. The materials from the previous San Gonzalo Mine were processed from October 2012 to Q4 2019 with the target values of gold, silver, lead, and zinc. There are four grinding and flotation lines with a total capacity of 2,500 t/d, including two 1,000 t/d and one 250 t/d lines to recover copper, gold, and silver into a copper concentrate, and a separate 250 t/d line, which was used to produce materials from the previously operating San Gonzalo Mine, which has ceased operation since the end of 2019.

There is a potential tailings resource from previous operations; currently, there is no operation on tailings material.

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1.6.1.1 Avino Vein

The Avino Vein material is currently being processed at the Avino processing plant using froth flotation to produce a marketable copper concentrate with silver and gold credits. A gravity concentration circuit was also incorporated in three of the four processing lines. The material has been successfully processed in the past.

The feed from the Avino Vein has been processed using froth flotation to produce a copper concentrate with silver and gold credits. In the 2023 operation, the average silver, gold, and copper recoveries reporting to a silver/gold/copper concentrate and a gravity concentrate were 87%, 72%, and 83%, respectively. The total material processed was 615,373 t.

Table 1‑5: Total Production (Avino, 2024)

Description	2023	2022	2021*
Feed Tonnage
Tonnes Milled (dry t)	615,373	541,823	165,304
Feed Grade
Silver (g/t)	54	62	53
Gold (g/t)	0.51	0.42	0.84
Copper (%)	0.47	0.61	0.57
Recovery
Silver (%)	87	92	87
Gold (%)	72	78	75
Copper (%)	83	89	88
Total Metal Produced
Silver Produced (oz)	928,643	985,195	245,372
Gold Produced (oz)	7,335	5,778	3,386
Copper Produced (lbs)	5,304,808	6,504,177	1,869,306

Notes:

1	After a period of operational suspension; the Avino Mine restarted production during Q3 2021.

1.6.1.2 Test Work on Tailings Materials

The test work on the tailings material is presented in Section 13 and are divided into four main sections as follows:

•	Latest metallurgical test work conducted by SGS during 2022 and 2023

•	Attrition and Filtration test work conducted by SGS 2023

•	Historical test work conducted by Process Research Associates Inc. (PRA) under supervision of MMI between 2002 and 2003 – Oxide Tailings

•	Historical test work conducted by PRA under supervision of MMI between 2002 and 2003 – Sulphide Tailings.

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The test results indicate that the tailings samples responded well to cyanide leaching, including column leaching treatment. The 2022-2023 test program shows the following test results with regrinding to 80% passing approximately 75 µm:

Early-stage Oxide Tailings Composite: silver and gold extractions were improved to approximately 90.4% and 88.3% respectively, compared to 82.7% for silver and 78.7% for gold without regrinding.

Recent Oxide Tailings Composite, silver and gold extractions were improved to approximately 83% or slightly higher respectively, compared to 77.9% for silver and 76.6% for gold without regrinding.

Sulphide Tailings Composite: silver and gold extractions were improved to approximately 76.1% and 82.8% respectively, compared to 69.1% for silver and 77.0% for gold without regrinding.

According to the tests results, the existing tailings will be processed at 2,250 t/d by tank cyanide leaching, followed by the Merrill-Crowe process to recover silver and gold. The residual material will be detoxified, filtered, and deposited in a lined dry stack tailings management facility.

The LOM average plant feed grade is estimated to be 54.5 g/t silver and 0.47 g/t gold. The LOM average silver and gold recovery is estimated to be 77.2% and 74.9%, respectively.

1.6.2 La Preciosa Area

Extensive metallurgical investigations were conducted to support the previous studies, including a feasibility study completed in 2014, NI 43-101 Technical Report Feasibility Study for La Preciosa Silver-Gold Project, prepared by M3 of Tucson, Arizona. Please refer to 2014 Feasibility Study Report (M3 Engineering & Technology Corporation 2013) for test work results on La Preciosa Area.

Further test work conducted in 2021 was focused on metallurgical response of the samples to conventional flotation concentration. The samples tested were from Abundancia, Gloria, and Martha mineralization zones. Please refer to 2023 Mineral Resource Estimate Update for the Avino Property, Durango, Mexico (Tetra Tech 2023) for 2021 test work results on La Preciosa Area.

1.7 Mining Methods

1.7.1 Avino Area

1.7.1.1 Avino Vein

Avino is currently conducting mining activity on the Avino Vein using sublevel long hole stoping and room and pillar mining methods. The last three years of production from the Avino Mine (mill feed) are summarized in Table 1‑5. This data is summarized from the information listed in Avino’s press releases.

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1.7.1.2 San Gonzalo Vein

Avino reported that by Q4 2019, mining at the San Gonzalo Vein reached the end of its current resources, and underground mining activities at the mine were stopped. However, the mine remains open for continued exploration at different levels of the mine. No operation for the San Gonzalo Vein’s mineralization has been reported since 2020.

1.7.1.3 Oxide Tailings Extraction

The Avino Oxide Tailings Project will be extracted using conventional surface mining techniques with an excavator, wheel loader, and trucks, operating 365 days per year with three 8-hour shifts per day. Based on the Measured and Indicated Resource, the mine plan includes transporting ore to the ROM feed located north of the deposit, and the waste material will be placed at a waste storage structure located east of the Project. Equipment selection and requirements are based on the existing equipment list provided by Avino and the design parameters of the pit and annual material movement, respectively. Refer to Section 15 for the geotechnical pit slope parameters.

Mining phases (pushbacks or PB) have been designed and incorporated into the mining sequence to bring higher grade material forward and to defer waste stripping. The phase designs were guided by the lower revenue factor pit shells from the pit optimization analysis. A total of five phases have been designed. The mining phases were designed to provide operational flexibility while meeting geotechnical constraints and mining equipment available on site. For the LOM, there are at least two active phases being mined at one time to reduce the operational risk from geotechnical failures. Figure 16‑1 shows the pushback schedule for the LOM.

Figure 1‑3: Mining Phases Schedule

Over the LOM, 3.7 Mt of waste material will be stored in the mine waste management facility located east of the mining area, sitting at a final elevation of 2220 masl. Dumps are designed to minimize haulage distances from the pits while also honoring geotechnical offsets from the ultimate pit and infrastructure. Further details of waste management are presented in Section 16.

The mine production plan has been prepared using Datamine’s TM Studio OP and NPVS software. Provided with economic input parameters and operational constraints such as phase sequencing, maximum bench sink rates, mining and milling capacities, the software determines the optimal mining sequence.

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The mine life of the project is expected to be approximately 9 years. The mining rate will ramp up to around 1.4 Mt in years 2 to year 5 to accommodate a high strip ratio to remove the majority of the overburden and will start to ramp down in later years as the strip ratio decreases. Table 16‑1 tabulates the life of mine schedule and grade.

Mining is to be carried out using conventional surface mining techniques with an excavator, wheel loader, and trucks in a bulk mining approach with 5 m benches. Equipment requirements are based on the design parameters of the pit and production rate requirements. Equipment availability and utilization is based on Tetra Tech’s experience and vendor guidance.

A total of four 125hp class submersible pumps and piping system will be used for surface dewatering in the oxide tailings extraction area.

Over the life of mine, excluding the contracted workers, the average labour complement will be 22 full-time equivalent personnel in oxide tailings extraction.

Figure 1‑4: Ore and Waste Mining Schedule

1.7.2 La Preciosa Area

Currently, there are no commercial operations in the La Preciosa area.

1.8 Project Infrastructure

The Property is easily accessible by road and is an important part of the local community from which skilled workers are available. The history of operations at the Avino mine site provides ample evidence of sufficient infrastructure and services in the area. The San Gonzalo Mine entered commercial production in October 2012, followed by the reopening of the ET Mine in January 2015. Currently, only the ET Mine is in operation, and the mined materials are fed to a conventional flotation plant with four separate circuits. The processing plant, including crushing, grinding, flotation, and downstream dewatering processes, had been upgraded from 1,500 t/d to a total capacity of 2,500 t/d in 2017/18.

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The offices, miner’s quarters, secured explosives storage facilities, warehouse, laboratory, and other associated facilities are all in place. The proposed tailings leach facilities are planned to be located southeast of the existing tailings storage pond.

There is a water treatment plant (WTP) for treating excess water from the Avino underground mine operation before discharging it to El Caracol Dam. The effluent is sampled daily when the WTP is operational.

1.8.1 Oxide Tailings Project Infrastructure

The major areas of OTP facilities consist the following:

Plant Feed Stockpile area comprises a 25 m diameter (3,700 t) ROM plant feed stockpile. LHD trucks coming from the historic TMF offload the plant feed to the plant feeding dump hopper or to the plant feed stockpile, which is reclaimed into the trommel feed conveyor hopper for feeding the processing plant.

Processing Plant area consists of the primary thickening, primary leaching & intermediate thickening, secondary leaching & counter current decantation washing, Merrill-Crowe and tailings detox/filtration circuit to facility silver and gold extraction and production on site, support by ancillary process circuits and utilities such as reagent preparation circuit, power substation and distribution, water services and compressed air services.

Dry Stack TMF area comprise the Dry Stack Tailings Management Facility (DSTMF) and the material transport conveyors between tailings dewatering facilities in the process plant and dry stacking area. Contact water collected in the DSTMF and processing plant areas will be sedimented prior to being pumped to the process water tank for process use.

Ancillary facilities which service the existing operation will also service for the tailings reprocessing. These facilities consist of the administration building, maintenance shop, storage warehouse, assay laboratory, and diesel fuel storage.

According to the information provided by Avino, the current total running power available to Avino operation is 7 MW, 4.5 MW of which is being consumed by the current operation, therefore, 2.5 MW excess power is available. The new tailings reprocessing operation is expected to consume 1.8 MW running power, which can be fulfilled by the existing power supply system.

A modular, prepackaged E-house will function as a power distribution center in the area. The E-house will be located close to the pre-leaching screening circuit. Step down transformers reduce the high voltage from the site power supply to 4,160V, 600V and 240/120V to power equipment and facilities. A 350kW emergency diesel generator provides critical back up power in the event of power outage. Sensitive electronic equipment will have surge protection and uninterrupted power supply (UPS).

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1.8.2 Dry Stack Tailings Management Facility

The DSTMF involves dewatering of the slurry tailings using large scale pressure filters and deposition of the resulting tailings ‘filter cake’ in an engineered filtered DSTMF. DSTMF was selected for the Project due to the following benefits:

•	A DSTMF occupies a smaller footprint compared to a conventional slurry tailings impoundment due to the higher densities achieved by dewatered tailings.

•	Pressure filtration of tailings results in improved process water recycling, which reduces freshwater demand for the process plant.

•	The unsaturated nature of dewatered tailings reduces infiltration through the tailings mass and into the foundation.

•	Structural failures of dewatered tailings are less likely to have significant environmental impact and runout distance due to the absence of a water pond and the low pore pressures within the tailings mass.

•	The dewatered tailings management option allows concurrent reclamation of the DSTMF, thus reducing potential environmental impacts, notably fugitive dust.

•	The dewatered tailings management option minimizes post-closure long-term water management requirements.

The DSTMF was designed to accommodate 6.7 Mt of tailings at an assumed in-situ tailings dry density of 1.5 t/m3 over the operational life of 9 years. The proposed geometry and key features of the DSTMF are shown in Figure 18‑4.

The tailings to be stored on dry stack will be thickened, filtered, and transported by a series of conveyor and stacked at DSTMF, located west of the process plant. As shown in Figure 18‑4, the proposed DSTMF is located in the valley west of the proposed OTP plant. The total footprint of the DSTMF is approximately 43 acres (174,015 m2), which is situated in proximity to the processing plant, minimizing the distance required for tailings transport.

1.8.3 Site Water Management

A comprehensive stormwater management plan has been developed for the Avino mine site to effectively manage both contact and non-contact water. This plan includes the installation of drainage swales at strategic locations to prevent the mixing of contact water with non-contact watercourses. The proposed drainage swales are presented in Figure 18‑7 as yellow channels; existing, naturally formed channels are presented as pink channels; and existing smaller watercourses are presented as magenta dotted lines.

In addition, water storage ponds are proposed at selective outfall locations throughout the mine site to store either contact or non-contact water and are presented in Figure 18‑8 and Figure 18‑9. Dependent on whether the water being intercepted is contact or non-contact, the water storage ponds serve the following purposes:

Contact Water: capture for process uses or onsite treatment prior to release into the natural environment; or

Non-Contact Water: capture and prevent from entering the mine influenced area and become contaminated. Tetra Tech recommends a pump or gravity driven system to be connected to the storage pond to safely convey and discharge into a nearby natural drainage path outside of the mine-influenced area.

Corrugated steel pipe culverts are proposed at natural-stream roadway crossings. Figure 18‑10, Figure 18‑11, and Figure 18‑12 present the locations of these culverts along with the corresponding configuration to safely convey the 24-hour design storm event.

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1.9 Environmental

Environmental settings, permits and registrations, and environmental management strategies that may be required for the Project are summarized in Section 20. Permits and authorizations required for the operation of the Project may include an operating permit, an application for surface tenures, a wastewater discharge registration, a hazardous waste generator's registration, and an Environmental Impact Assessment (EIA) or Evaluación de Impacto Ambiental. Acid-base accounting (ABA) tests have indicated that mild acid generation may already have started on the tailings dam.

1.10 Capital and Operating Costs

1.10.1 Avino Current Operation

Avino is currently conducting mining activity, including mineral processing, on the materials from the Avino Mine. There is no cost estimate applicable for the ongoing operations, and all costs below are based on actual expenditure, excluding the proposed Oxide Tailings Project.

1.10.1.1 Capital Costs

The actual capital expenditures for the last three years on the Avino Vein are summarized in Table 1‑6. The San Gonzalo Mine ceased its operation at the end of 2019. Mine and mill capital costs were mainly attributed to equipment purchases, construction and site upgrading.

Table 1‑6: Capital Costs for the Avino Mine (US$ in 000s) (Source: Avino, 2024)

Description	2023	2022	2021
Office Furniture	78	108	31
Computer and Communication/Automation Enhancement	1,177	136	13
Mill Machinery and Processing Equipment	3,080	4,781	1,130
Mine Machinery and Transportation Equipment	3,271	2,181	1,337
Buildings and Construction	1,042	360	445
ET Mineral Property – Avino	4,827	1,649	(113)
Total Capital Costs	13,475	9,215	2,843

1.10.1.2 Operating Costs

The mine and milling operating costs for processing materials from the Avino Mine and historical stockpiles are summarized in Table 1‑7. The costs include operating and maintenance labour together with the operation-associated consumable supplies. The cost of electrical power was included in the milling costs. The geological component was mostly related to technical labour. The San Gonzalo Mine ceased its operation at the end of 2019. As part of the ramp-up of operations, 10,806 tonnes of AHAG stockpile material were processed during Q3 2021.

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Table 1‑7: Operating Costs for Avino Mine (US$ in 000s) (Source: Avino, 2024)

Description	2023	2022	2021
Mining Cost	15,883	13,767	2,683
Milling Cost	10,667	7,486	1,467
Geological and Other	5,280	3,989	1,152
Royalties	1,456	1,505	403
Depletion and Depreciation	2,704	2,046	1,976
Total Direct Costs	35,990	28,793	7,681
G&A*	7,888	7,179	5,084
Total Operating Costs	43,878	35,972	12,765

Note: *G&A = General & Administration

1.10.2 Oxide Tailings Project

The capital and operating costs for retreating the OTP portion of the Property, including reclaiming the historical tailings and constructing the tailings reprocessing and dry stack tailings management facility, were estimated and presented in subsequent sections.

1.10.2.1 Project Initial Capital Cost Estimate

The total estimated initial capital cost for the design, construction, installation, and commissioning of the Project is $49.1 million. This total includes all direct costs, indirect costs, owner’s costs, and contingency. This Class 4 cost estimate has been prepared according to AACE International (2020) standards. The expected accuracy range of this initial capital cost estimate is ±25%. Details of the initial capital costs are presented in Section 21.2.

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Table 1‑8: Initial Capital Cost Summary

Description	Cost (Million $)
Site Preparation, Excavations & Demolition	0.2
Mining (Oxide Tailings Reclaim)	0.5
Processing Plant	26.8
TMF and Water Management	3.3
Site Services and Utilities	4.6
Total Direct Initial Capital Cost	35.3
Indirect Initial Capital Costs	7.8
Owner's Cost	0.7
Contingency	5.3
Total Initial Capital Cost	49.1

Note: Sums may not add due to rounding.

1.10.2.2 Project Sustaining Capital Cost Estimate

The sustaining capital costs are all required from Year 1 of operations to sustain the mining operation for the LOM and are estimated to be $5.1 million for the LOM, including the closure and reclamation costs. Details of the total sustaining cost are presented in Section 21.2.7.

Table 1‑9: Sustaining Capital Costs Summary

Description	Cost (Million $)
Mining Equipment	2.0
TMF	1.5
Water Management	0.5
Total Operating Sustaining Capital Costs	4.0
Closure & Reclamation	1.1
Total	5.1

Note: Sums may not add up due to rounding.

1.10.2.3 Project Operating Cost Estimate

The project operating cost estimate consists of mining, processing, tailings management, and G&A costs, which are summarized in Table 1‑10. The average LOM operating cost is estimated to be $21.34/t processed.

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Table 1‑10: Project Average LOM Operating Cost Summary

Description	LOM Cost (million $)	Unit Cost ($/t processed)
Mining Equipment	16.2	2.41
Processing	102.7	15.31
G&A – Onsite (including Site Services)	22.2	3.31
Tailings Management	2.2	0.32
Total Operating Cost	143.2	21.34

Note: Sums may not add up due to rounding.

1.11 Economic Analysis

1.11.1 Avino Vein – Current Operation

Avino is currently conducting mining activity, including mineral processing and concentrate production, on the materials from the Avino Vein. There is no economic analysis performed for this vein.

Avino has not based its production decisions on any FS or Mineral Reserves demonstrating economic and technical viability, and as a result, there is increased uncertainty and multiple technical and economic risks of failure that are associated with these production decisions. These risks, among others, include areas that would be analyzed in more detail in an FS, such as applying economic analysis to Mineral Resources and Mineral Reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts. Information in this section was provided by Avino.

1.11.2 Oxide Tailings Project

Tetra Tech prepared an economic evaluation of the Oxide Tailings Project PFS based on a pre-tax and a post-tax basis. For the 9-year mine life and 6.7 Mt Mineral Reserve, the following pre-tax financial parameters were calculated using the base case metal prices:

•	35% IRR

•	2.9-year payback period

•	$98 Million net present value (NPV) at a 5% discount rate

Taxes and depreciation for the Project were modelled based on the inputs from tax consultants engaged by Avino. The following post-tax financial results were calculated:

•	26% IRR

•	3.5-year payback period

•	$61 million NPV at a 5% discount rate

The post-tax discounted annual cash flow and cumulative net cash flow are presented in Figure 1‑5.

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Figure 1‑5: Discounted Post-Tax Annual and Cumulative Cash Flow

Sensitivity analyses and additional metal price scenarios were also developed to evaluate the 2024 PFS economics.

The analyses are presented graphically as financial outcomes regarding post-tax NPV and IRR. The NPV is most sensitive to silver price, followed by capital cost, gold price, and operating cost, while IRR is most sensitive to capital cost, followed by silver price, gold price, and operating cost. Generally, sensitivity to metal price is roughly equivalent to sensitivity to metal grade (in Figure 1‑6 and Figure 1‑7, respectively).

Figure 1‑6: Sensitivity Analysis of Post-Tax NPV

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Figure 1‑7: Sensitivity Analysis of Post-Tax IRR

1.11.3 Forward-looking Statements

This document contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements”, are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations, or beliefs regarding future events and include, but are not limited to, statements with respect to:

•	The estimated amount and grade of Mineral Reserves and Mineral Resources.

•	Estimates of the capital costs of constructing mine facilities and bringing a mine into production, operating the mine, sustaining capital, and the duration of payback periods.

•	The estimated amount of future production, both material processed and metal recovered.

•	Estimates of operating costs, the life of mine costs, net cash flow, NPV, and economic returns from an operating mine.

•	The assumptions on which the various estimates are made are reasonable.

All forward-looking statements are based on the authors’ current beliefs, their various assumptions, and the information currently available to them. These assumptions are set forth throughout this Report, and some of the principal assumptions include:

•	The presence of and continuity of metals at estimated grades.

•	The geotechnical and metallurgical characteristics of rock conforming to sampled results.

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•	The water quantities and quality available during mining operations.

•	The capacities and durability of various machinery and equipment.

•	Anticipated mining losses and dilution.

•	Metallurgical performance.

•	Reasonable contingency amounts.

Although the QPs consider these assumptions reasonable based on currently available information, they may prove incorrect. Many forward-looking statements assume the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are also based on most other forward-looking statements and assumptions herein.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections, and other forward-looking statements may not be achieved or that assumptions do not reflect future experience.

1.12 Recommendations

Based on the information, data and conclusions presented in this Technical Report, it is recommended a feasibility study to be conducted for the OTP to study the Project in further details. Other recommendations are presented in Section 26. The budgetary cost summary for PFS recommendations is presented in Table 1‑11.

Table 1‑11: Budgetary Cost Summary for PFS Recommendations

Description	Budget (CDN$)
Geology	2,000,000
Mining	600,000
Metallurgy	330,000
Tailings Geotechnical Characterization	100,000
Environmental	80,000
Total	3,110,000

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